

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010





06027572

DC
No Act

RECD S.E.C.
MAR 13 2006
1086

March 10, 2006

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/10/2006

Re: General Motors Corporation

Dear Ms. Larin:

This is in regard to your letter dated March 10, 2006 concerning the shareholder proposal submitted by the Sisters of St. Dominic of Caldwell New Jersey; The Sisters of St. Francis of Philadelphia; the School Sisters of Notre Dame Cooperative Investment Fund; the School Sisters of Notre Dame of St. Louis; the Dominican Sisters, St. Mary of the Springs, Columbus, OH; the Benedictine Sisters of Boerne, Texas; the Sisters of St. Joseph of Nazareth, MI; the Sisters of St. Joseph of LaGrange; and the Connecticut Retirement Plans and Trust Funds for inclusion in GM's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that GM therefore withdraws its February 7, 2006 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

PROCESSED
MAR 21 2006
THOMSON
FINANCIAL

Sincerely,

Mark F. Vilardo
Special Counsel

cc: Sisters of St. Dominic of Caldwell New Jersey and co-filers
% Patricia A. Daly, OP
Corporate Responsibility Representative
Sisters of St. Dominic of Caldwell New Jersey
Office of Corporate Responsibility
52 Old Smartswood Station Road
Newton, NJ 07860-5103

40730

cc: Howard G. Rifkin
Deputy State Treasurer
State of Connecticut
Office of the Treasurer
55 Elm Street
Hartford, CT 06106-1773



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

February 7, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

RECEIVED
2006 FEB -8 PM 1:36
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the following proposal received from the Sisters of St. Dominic of Caldwell New Jersey on December 22, 2005, and subsequently from several co-filers (Exhibit A), from the General Motors Corporation proxy materials for the 2006 Annual Meeting of Stockholders:

> **Resolved**: The shareholders request that a committee of independent directors of the Board assess (a) how the Company will ensure competitive positioning based on emerging near and long-term GHG regulatory scenarios at the state, regional, national and international levels, (b) how the Company plans to comply with California's greenhouse gas standards, and (c) how the Company can significantly reduce GHG emissions from its national fleet of vehicle product (using a 2005 baseline) by 2015 and 2025, and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2006.

General Motors intends to omit the proposal under Rule 14a-8(i)(12)(ii), on the grounds that it deals with substantially the same subject matter as two other proposals that have been included in GM's proxy materials within the past five calendar years and in 2005 when the topic was most recently submitted, it received less than six percent of the stockholder vote.

The proxy materials for General Motors' 2005 annual meeting of stockholders included the following proposal (Exhibit B), which was identical to the 2006 proposal except for changes in the dates:

> **Resolved**: The shareholders request that a committee of independent directors of the Board assess (a) how the Company will ensure competitive positioning based on emerging near and long-term GHG regulatory scenarios at the state, regional, national and international levels, (b) how the Company plans to comply with California's

greenhouse gas standards, and (c) how the Company can significantly reduce GHG emissions from its national fleet of vehicle product (using a 2004 baseline) by 2014 and 2024, and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2005.

The proxy material for General Motors' 2004 annual meeting of stockholders included the following proposal (Exhibit C):

> **Resolved**: that the Company report to shareholders (at reasonable cost and omitting proprietary information) by August 2004: (a) performance data from the years 1994 through 2003 and ten-year projections of estimated total annual greenhouse gas emissions from its products in operation; (b) how the company will ensure competitive positioning based on emerging near and long-term GHG regulatory scenarios at the state, regional, national and international levels, and (c) how the Company can significantly reduce GHG emissions from its national fleet of vehicle product (using a 2004 baseline) by 2014 and 2024.

While the language is arranged differently and the dates are adjusted, this resolution differs from the 2006/2005 proposal only in requiring past data regarding annual greenhouse emissions and not specifically referring to California's greenhouse gas standards; its subject matter—reporting on greenhouse gas emissions attributable to GM's products and related planning—is substantially the same.

Accordingly, GM's proxy materials during the past five years have included at least two proposals dealing with substantially the same subject matter as the 2006 proposal, reporting on greenhouse gas emissions attributable to GM products and company plans to reduce those emissions and comply with applicable regulations.

"Substantially the same subject matter," as that phrase is used in Rule 14a-8(i)(12), does not mean that the prior proposals must be identical. The Staff has consistently taken the position that Rule 14a-8(i)(12) does not require that the proposals, or their subject matters, be identical in order for a company to be able to exclude the later submitted proposal. In fact, when considering whether a proposal deals with substantially the same subject matter, the Staff has focused on the "substantive concerns" raised by the proposal as the essential consideration, rather than the specific language or corporate action proposed to be taken. The Staff has consistently concurred with the exclusion of proposals under Rule 14-8(i)(12) when the proposals in question share similar underlying issues with the prior proposals, even if the subsequent proposals proposed that the company take different actions. See Bank of America Corporation (February 25, 2005); The Home Depot, Inc. (February 10, 2005); Saks Incorporated (March 1, 2004); Bristol-Myers Squibb Company (Feb. 11, 2004); ChevronTexaco Corporation (Feb. 3, 2004); Dillards, Inc. (March 22, 2002).

In the current situation, all the proposals deal with requiring that General Motors provide information about how its products contribute to greenhouse gas emissions and how the Corporation plans to reduce those emissions and comply with the applicable present and future

regulations. As reported in GM's Form 10-Q for the quarter ended June 30, 2005 (Exhibit D), the proposal in 2005 received 17,800,637 votes, with 298,968,298 votes against, for a 5.6% vote in favor. Under subsection (ii) of Rule 14a-8(i)(12)(ii), a proposal may be excluded if it received less than six percent of the vote if it had been proposed twice previously during the past five years. General Motors believes that exclusion is appropriate here, where stockholders have had ample opportunity to consider this issue and where they have consistently given strong support to the Corporation's position.

Since 2003, GM's proxy statement has each year included a detailed description of the Corporation's policy, practices, and plans with regard to greenhouse gas emissions. General Motors annually compiles a report on its global greenhouse gas emissions and, as part of its 2004/05 Annual Corporate Responsibility Report, published a document titled, GM's global climate policy, "Greenhouse Gas Emissions – The Public Policy Dimension" (the "Report") (Exhibit E), which is available at General Motors' website at http://www.gm.com/company/gmability/sustainability/reports/05/index.html.

The Public Policy Committee of the GM Board of Directors, which is wholly comprised of independent directors, periodically reviews GM's strategies and plans in the areas of advanced technology, fuel economy, and environmental performance to ensure that GM is strongly positioned to compete today and into the future. General Motors has publicly announced plans to reduce further CO2 emissions from its global facilities by 12.5% by 2006 from 2000 levels. Finally, General Motors has widely communicated its continuing investment in fuel cell technologies, which offer the promise of eliminating CO2 emissions from vehicles when hydrogen is available from renewable sources; its hybrid vehicle plan, with hybrid pickup trucks and city bus drive systems available today, and the planned introduction of more models of hybrid cars and trucks over the next several years; and its leadership in fuel economy today on a model-to-model basis, with continuing refinements to improve further fuel economy in gas and diesel-powered vehicles.

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2006 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Sr. Patricia A. Daly, OP
Sisters of St. Dominic of Caldwell New Jersey

EXHIBIT A

RECEIVED

DEC 22 2005

G.R. WAGONER, JR.

cc: Anne Larin, R E Polis, Susan Colby, Beth Lowery

Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility
52 Old Swartswood Station Road
Newton, NJ 07860-5103

973 579-1732 voice
973 579-9919 fax
tricri@mindspring.com

December 20, 2005

Mr. G. Richard Wagoner, Jr.,
Chair of the Board and CEO
General Motors Corporation
MC 482-C39-B50
300 Renaissance Center, PO Box 300
Detroit, MI 48265-3000

Dear Mr. Wagoner:

The Dominicans Sisters of Caldwell and members of ICCR, respectfully request the independent members of our Board of Directors report on the business plan to address the need for more fuel-efficient vehicles and reduced greenhouse gas emissions. Today, The Ford Motor Company has released such a report.

As shareholders, we are very sensitive to the many challenges currently facing our company and want to support you in the initiatives for fiscal health. Indeed, we believe that a case can be made that earlier initiatives to reduce greenhouse gas emissions and bring on more fuel-efficient vehicles by the management of General Motors would have alleviated the severity of the current fiscal picture.

The Community of the Sisters of St. Dominic of Caldwell, NJ is the beneficial owner of seventy five (75) shares of General Motors, which we intend to hold at least until after the next annual meeting. Verification of ownership is attached.

I am hereby authorized to notify you of our intention to file the attached proposal asking the Board of Directors to report on emissions reduction and competitive positioning strategy, for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of The Securities and Exchange Act of 1934.

While there will be other shareholders submitting this resolution, I will serve as the primary contact for these concerns.

Sincerely,



Patricia A. Daly, OP
Corporate Responsibility Representative

Report on Emissions Reduction and Competitive Positioning Strategy 2006 – General Motors

Whereas:

In the past two years higher, more volatile fuel prices in the U.S. has changed the purchasing patterns of consumers disrupting the financial health of our company. The latest federal projections suggest gasoline prices will be significantly higher over the next decade (Energy Information Administration, *Annual Energy Outlook, 2006*).

In the U.S., passenger cars and light trucks account for one-fifth of all annual U.S. carbon dioxide emissions linked to climate change.

General Motors bears the auto industry's highest "carbon burden" – or total carbon dioxide emissions associated with its fleet, due in part to the poor fuel efficiency of its products, not just the size of its fleet.

Worldwide consensus that greenhouse gas (GHG) emissions need to be reduced continues to grow, with ratification of the Kyoto Protocol causing many countries to enact limits on these emissions. Already, the European Union and some U.S. states have enacted similar limits, and Canada's reduction target of 25% is due by 2010.

In September 2004, the California Air Resources Board adopted regulations requiring new vehicle GHG emissions reduction in California starting in model year 2009; other states are following. Roughly, one-quarter of the US vehicle market is currently required to meet California's standards, which will include GHG emissions standards.

Increasingly stringent fuel efficiency standards in major markets are creating business opportunities markets favorable to automakers with lower carbon burdens and agility in introducing clean technology vehicles.

Competitors Honda and Toyota, whose fleetwide fuel economy averages are already higher than average, have been moving quickly to introduce advanced technology vehicles with low GHG emissions to consumers. Toyota successfully introduced hybrid vehicles to the U.S. market in 1998, and has moved to the second generation of hybrid technology. Toyota and Honda are projected to dominate the market for hybrids over the next five years.

While GM is investing in advanced technologies such as hybrids and hydrogen fuel cells and plans to bring some advanced technologies and some improved conventional technologies to market in select products, our Company has not reported to investors its expectations for reductions in GM's overall carbon burden or its ability to meet near-and long-term emerging global competitive and regulatory scenarios.

Resolved: The shareholders request that a committee of independent directors of the Board assess (a) how the Company will ensure competitive positioning based on emerging near and long-term GHG regulatory scenarios at the state, regional, national and international levels, (b) how the Company plans to comply with California's greenhouse gas standards, and (c) how the Company can significantly reduce GHG emissions from its national fleet of vehicle product (using a 2005 baseline) by 2015 and 2025, and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2006.

SUPPORTING STATEMENT

We believe management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response associated with climate change, particularly as it relates to an emerging business reality. Last year Ford agreed to this request and published its report in December 2005.

EXHIBIT B

change may create substantial new opportunities for proactive firms capable of meeting demand for cleaner, more efficient technologies in the global marketplace.

Vehicles offered by competitors Honda and Toyota emit less carbon because they offer better-than-average fuel economy. Moreover, these companies have been moving quickly to introduce advanced technology vehicles to consumers. Toyota successfully introduced hybrid vehicles three model years ago, and has already moved to the second generation of hybrid technology. Toyota has outpaced the U.S. companies on car sales, and has substantially increased its share in the light truck market.

General Motors is investing heavily in advanced technologies such as hybrids and hydrogen fuel cells and is also planning to bring some advanced technologies and some improved conventional technologies to market in select products. However, GM has not reported to investors their expectations for reductions in GMs overall carbon burden or their ability to meet near- and long-term emerging global competitive and regulatory scenarios.

We believe that commercial production of these advanced technologies could invigorate the supply chain and product sales for the domestic auto industry as it transforms from a 20th to 21st century technology base.

Resolved: that the Company report to shareholders (at reasonable cost and omitting proprietary information) by August 2004: (a) performance data from the years 1994 through 2003 and ten-year projections of estimated total annual greenhouse gas emissions from its products in operation; (b) how the company will ensure competitive positioning based on emerging near and long-term GHG regulatory scenarios at the state, regional, national and international levels; (c) how the Company can significantly reduce greenhouse gas emissions from its fleet of vehicle product (using a 2003 baseline) by 2013 and 2023."

The Board of Directors recommends a vote AGAINST the adoption of this proposal for the following reasons:

As a full-line vehicle manufacturer, we offer a range of competitive vehicles to meet the needs of consumers. In the conduct of our business, we take steps to reduce the environmental aspects of our products and operations, consistent with the GM Environmental Principles. CO_2 emissions from cars and light duty trucks in the United States are determined by a number of factors, including what products customers select and how they choose to use them, as well as other factors such as infrastructure, transit alternatives, land use, and traffic patterns.

The relative performance of various automakers in terms of meeting customers' needs with fuel efficient products is best measured by "Like-Model Vehicle Comparisons" which consider similar product offerings by each competitor in terms of vehicle size, engine displacement, number of cylinders, type of transmission, and drivetrain. GM has product entries in 122 of the 172 industry car, truck, van, and sport utility 2004 model year comparisons and leads in fuel economy in 77, or 63% of all comparisons where we have a competing product. For comparison, Toyota is ahead in 27 out of 63 comparisons, or 43% of comparisons where it has a competing product, and Honda is ahead in 9 out of 26 comparisons, or 35% of comparisons where it has a competing product.

Under such analysis, GM is a leader both in the total number of car and truck comparisons with the best fuel economy, and in terms of the percentage of leaders in the segments in which we offer products.

We continue to improve the fuel efficiency of our vehicles, even as we add more safety features and customer convenience options, enhance utility and performance, and reduce emissions from our products. We are introducing fuel-saving technologies such as Displacement-on-Demand and continuously variable transmissions to our conventional powertrains. We are focusing our hybrid offerings where the technology will make the most impact — on higher fuel-consuming vehicles. We are now producing and selling hybrid bus powertrain systems that can improve fuel economy by up to 60% compared to the conventional buses they are replacing. We are also bringing hybrids to one of the most popular mass market vehicle segments by producing and selling the industry's first hybrid pick-up truck. We also will be introducing additional hybrid models over the coming years. We are a leader in pioneering work on fuel cells, which offer an opportunity to essentially eliminate CO_2 and other air emissions from motor vehicles, when hydrogen from renewable

sources is available. This is a balanced approach to marketplace competitiveness and environmental responsibility through technological leadership.

Information on the fuel economy of our products is publicly available. Reports of the sort proposed would be of little value, since they would depend on a host of variables, speculative assumptions, and market forces which manufacturers alone do not control. We believe that with our current leadership in fuel economy on a model-to-model basis and our technology plan, GM is positioned to perform strongly in the marketplace while continuing to do our part in addressing environmental issues.

The Board of Directors recommends a vote AGAINST this stockholder proposal, Item No. 7. Proxies solicited by the Board of Directors will be so voted unless stockholders specify a different choice.

Item No. 8

Lucy M. Kessler, 7802 Woodville Road, Mt. Airy, MD 21771, owner of approximately 200 shares of Common Stock, has given notice that she intends to present for action at the annual meeting the following resolution:

"RESOLVED: Shareholders request that our Board of Directors seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 200% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance agreements or employment agreements with golden parachute or severance provisions.

This includes that golden parachutes not be given for a change in control or merger which is approved but not completed. Or for executives who transfer to the successor company. This proposal would include to the fullest extent each golden parachute that our Board has or will have the power to grant or modify.

Our company would have the flexibility under this proposal of seeking approval after the material terms of a golden parachute were agreed upon.

In the view of certain institutional investors . . .
Golden parachutes have the potential to:
1) Create the wrong incentives
2) Reward mis-management
A change in control can be more likely if our executives do not maximize shareholder value. Golden parachutes can allow our executives to walk away with millions even if shareholder value languishes during their tenure.

54% Shareholder Support
The 17 shareholder proposals voted on this topic in 2003 achieved an impressive 54% average supporting vote based on yes and no votes cast.

The potential magnitude of golden parachutes for executives was highlighted in the failed merger of Sprint (FON) with MCI WorldCom. Investor and media attention focused on the estimated $400 million payout to Sprint Chairman William Esrey. Almost $400 million would have come from the exercise of stock options that vested when the deal was approved by Sprint's shareholders.

Another example of questionable golden parachutes is the $150 million parachute payment to Northrop Grumman executives after the merger with Lockheed Martin fell apart. Kent Kresa, now a GM director, was then Chairman of Northrop Grumman.

Independent Support for Shareholder Input on Golden Parachutes
Institutional investors recommend companies seek shareholder approval for golden parachutes. For instance the California Public Employees Retirement System (CalPERS) said, 'shareholder proposals requesting submission of golden parachutes to shareholder vote will

The Board of Directors recommends a vote AGAINST the adoption of this proposal for the following reasons:

The Board of Directors opposes this proposal because it does not believe cumulative voting is in the best interests of GM and its stockholders. Cumulative voting could impair the effective functioning of the Board by electing a Board member obligated to represent the special interest of a small group of stockholders, rather than all of GM's stockholders. Cumulative voting also introduces the possibility of partisanship among Board members, which could weaken their ability to work effectively together, a requirement essential to the successful functioning of any board of directors. In addition, cumulative voting allows stockholders a voice in director elections that is disproportionate to their economic investment in the Corporation. GM, like most other major corporations, provides that each share of Common Stock is entitled to one vote for each available director's seat, and each director is elected by stockholders representing a plurality of all shares voted. Under Delaware law, GM's Board represents all stockholders fairly and equally, and non-cumulative voting encourages each director's sense of responsibility toward all the stockholders, without special loyalty to any one group. In contrast, cumulative voting can have undesirable effects since directors so elected might be principally concerned about representing and acting in the interest of special groups of stockholders rather than in the interests of all stockholders. At General Motors, all of our stockholders are minority owners, although some stockholders have more extensive holdings than others. The Board does not believe that any minority of stockholders should be advantaged or disadvantaged compared with all other stockholders.

General Motors' stockholders, at the 2003 meeting, and on 17 previous occasions, rejected a proposal for cumulative voting and should continue to do so. At GM, cumulative voting is not necessary to provide management accountability. The Board is committed to continuing its strong corporate governance practices, which include such safeguards as an annually elected Board, a substantial majority of independent directors, exclusively independent membership of key Board committees, confidential voting, absence of "dead hand poison pill," and published Board governance guidelines and committee charters.

This proposal would alter the current process in such a way that could permit stockholders representing less than a plurality of all shares to elect a director. Since each director oversees the management of the Corporation for the benefit of all stockholders, the Board believes that changing the current voting procedure would not be in the best interests of all stockholders and therefore recommends a vote against this proposal.

The Board of Directors recommends a vote AGAINST this stockholder proposal, Item No. 4. Proxies solicited by the Board of Directors will be so voted unless stockholders specify a different choice.

Item No. 5

The Community of the Sisters of St. Dominic of Caldwell, NJ, 52 Old Swartswood Station Road, Newton, NJ 07860-5103, owners of approximately 75 shares of Common Stock, and other filers have given notice that they intend to present for action at the annual meeting the following resolution:

"Whereas:

In the U.S., passenger cars and light trucks account for one-fifth of all annual U.S. carbon dioxide emissions linked to climate change.

General Motors bears the auto industry's highest 'carbon burden' – or total carbon dioxide emissions associated with its fleet, due in part to the poor fuel efficiency of its products, not the size of its fleet.

Worldwide consensus that greenhouse gas (GHG) emissions need to be reduced continues to grow, with ratification of the Kyoto Protocol causing many countries to enact limits on these emissions. Already, the European Union and some U.S. states have enacted similar limits, and Canada's reduction target of 25% is due by the end of the decade.

In September 2004, the California Air Resources Board adopted regulations requiring vehicle emissions reduction in California; other states will follow. Roughly one-quarter of

EXHIBIT C

The Board of Directors recommends a vote AGAINST the adoption of this proposal for the following reasons:

The Board of Directors opposes this proposal because it does not believe cumulative voting is in the best interests of GM and its stockholders. Cumulative voting could impair the effective functioning of the Board by electing a Board member obligated to represent the special interest of a small group of stockholders, rather than all of GM's stockholders. Cumulative voting also introduces the possibility of partisanship among Board members, which could weaken their ability to work effectively together, a requirement essential to the successful functioning of any board of directors. In addition, cumulative voting allows stockholders a voice in director elections that is disproportionate to their economic investment in the Corporation. GM, like most other major corporations, provides that each share of Common Stock is entitled to one vote for each available director's seat, and each director is elected by stockholders representing a plurality of all shares voted. Under Delaware law, GM's Board represents all stockholders fairly and equally, and non-cumulative voting encourages each director's sense of responsibility toward all the stockholders, without special loyalty to any one group. In contrast, cumulative voting can have undesirable effects since directors so elected might be principally concerned about representing and acting in the interest of special groups of stockholders rather than in the interests of all stockholders. At General Motors, all of our stockholders are minority owners, although some stockholders have more extensive holdings than others. The Board does not believe that any minority of stockholders should be advantaged or disadvantaged compared with all other stockholders.

General Motors' stockholders, at the 2003 meeting, and on 17 previous occasions, rejected a proposal for cumulative voting and should continue to do so. At GM, cumulative voting is not necessary to provide management accountability. The Board is committed to continuing its strong corporate governance practices, which include such safeguards as an annually elected Board, a substantial majority of independent directors, exclusively independent membership of key Board committees, confidential voting, absence of "dead hand poison pill," and published Board governance guidelines and committee charters.

This proposal would alter the current process in such a way that could permit stockholders representing less than a plurality of all shares to elect a director. Since each director oversees the management of the Corporation for the benefit of all stockholders, the Board believes that changing the current voting procedure would not be in the best interests of all stockholders and therefore recommends a vote against this proposal.

The Board of Directors recommends a vote AGAINST this stockholder proposal, Item No. 4. Proxies solicited by the Board of Directors will be so voted unless stockholders specify a different choice.

Item No. 5

The Community of the Sisters of St. Dominic of Caldwell, NJ, 52 Old Swartswood Station Road, Newton, NJ 07860-5103, owners of approximately 75 shares of Common Stock, and other filers have given notice that they intend to present for action at the annual meeting the following resolution:

"Whereas:

In the U.S., passenger cars and light trucks account for one-fifth of all annual U.S. carbon dioxide emissions linked to climate change.

General Motors bears the auto industry's highest 'carbon burden' – or total carbon dioxide emissions associated with its fleet, due in part to the poor fuel efficiency of its products, not the size of its fleet.

Worldwide consensus that greenhouse gas (GHG) emissions need to be reduced continues to grow, with ratification of the Kyoto Protocol causing many countries to enact limits on these emissions. Already, the European Union and some U.S. states have enacted similar limits, and Canada's reduction target of 25% is due by the end of the decade.

In September 2004, the California Air Resources Board adopted regulations requiring vehicle emissions reduction in California; other states will follow. Roughly one-quarter of

the US vehicle market is currently required to meet California's standards, to which the greenhouse gas regulations will eventually be added.

Fuel-efficiency standards more stringent than U.S. standards have recently been approved in China, the fastest-growing passenger car market in the world. Most of GM's SUVs sold today in the U.S. would be illegal for sale in China by 2008.

These standards are creating markets favorable to automakers with lower carbon burdens and agility in introducing clean technology vehicles.

Competitors Honda and Toyota, already offering vehicles with better than average fuel economy, have been moving quickly to introduce lower-emission advanced technology vehicles to consumers. Toyota successfully introduced hybrid vehicles to the U.S. market three model years ago, and has already moved to the second generation of hybrid technology. Toyota is now poised to sell more cars in the U.S. than Chevrolet and Ford combined (Associated Press 9/5/03).

In January, 2004, General Motors delayed the production of its first full hybrid vehicle, the Saturn Vue SUV, in order to develop new technologies not already patented by Toyota.

While GM is investing in advanced technologies such as hybrids and hydrogen fuel cells and plans to bring some advanced technologies and some improved conventional technologies to market in select products, our Company has not reported to investors its expectations for reductions in GM's overall carbon burden or its ability to meet near- and long-term emerging global competitive and regulatory scenarios.

Resolved: The shareholders request that a committee of independent directors of the Board assess (a) how the Company will ensure competitive positioning based on emerging near and long-term GHG regulatory scenarios at the state, regional, national and international levels, (b) how the Company plans to comply with California's greenhouse gas standards, and (c) how the Company can significantly reduce greenhouse gas emissions from its national fleet of vehicle product (using a 2004 baseline) by 2014 and 2024, and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2005.

We believe management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response associated with climate change, particularly as it relates to an emerging business reality."

The Board of Directors recommends a vote AGAINST the adoption of this proposal for the following reasons:

The Public Policy Committee of the GM Board of Directors, which is wholly comprised of independent directors, periodically reviews GM's strategies and plans in the areas of advanced technology, fuel economy, and environmental performance to ensure that GM is strongly positioned to compete today and into the future.

With respect to its facilities, General Motors has publicly announced plans to further reduce CO_2 emissions from its global facilities by 8% by 2005 from 2000 levels.

With respect to its vehicles, General Motors has communicated widely (a) its continuing investment in fuel cell technologies which offer the promise of eliminating CO_2 emissions from vehicles when hydrogen from renewable sources is available, (b) its hybrid vehicle plan, with hybrid pickup trucks and city bus drive systems available today, and the planned introduction of more models of hybrid cars and trucks over the next several years, (c) its leadership in fuel economy today on a model-to-model basis, with continuing refinements to further improve the fuel economy in gas and diesel-powered vehicles.

GM is continuing to improve the fuel efficiency of its vehicles, even as it adds more safety features, customer convenience options, enhances utility and performance and addresses other environmental aspects of its products. While GM is increasingly leveraging its global engineering capabilities to achieve efficiencies across common global vehicle architectures, GM's product portfolio for each country is specifically designed to

meet the needs of customers in that market as well as comply with any applicable regulatory requirements in place for that model year.

Today, GM provides the broadest array of fuel efficient cars and trucks in the U.S. In terms of fuel economy, GM leads in 28 of the 53 car comparisons, or 53%, in which it competes, and in 41 of the 66 truck comparisons, or 62%, where GM has an offering. GM's product lineup includes 19 models that get 30 miles per gallon or better on the highway—more than any other automaker. Of course, overall CO_2 emissions from cars and light duty trucks on the road are determined by a number of factors, including what products customers select and how they choose to use them, congestion, transit alternatives, fuel quality and availability and land use patterns.

Abundant information about these technologies and plans may be readily accessed at www.gm.com/company/gmability/sustainability/reports/04. Consequently, the requested information about the Corporation's competitive positioning in this area is already available.

The other two requests made in the proposal are not in the interests of the stockholders. The proposal asks how GM plans to comply with California's recently promulgated greenhouse gas regulations. In fact, the automotive industry, including import brands, opposes those regulations and is challenging their enforceability in federal court litigation on the ground that such regulations are preempted at the state level by existing federal fuel economy regulations. The only way to reduce the volume of greenhouse gases from automobile exhaust is to decrease the amount of carbon fuel burned, which is simply another way to require increased fuel economy in vehicles. Further, the regulations do not take into account their economic cost and the potential for disruption in retail markets and domestic production of vehicles.

The third request would similarly be counterproductive to the stockholders' interests. The proposal would require GM to prepare hypothetical scenarios for the periods ten and twenty years from now, indicating how CO_2 emissions from GM vehicles could be significantly reduced. Such projections would depend on many factors, most of which are not under General Motors' control, including the cost of fuel, the cost of alternative technologies which may then be available, consumer preferences, and a host of other considerations. As noted, GM's plans to have available alternative advanced technologies for incorporation in its future products subject to marketplace conditions are already available to stockholders and other interested persons.

GM has engaged in dialogue with the proponents and other interested stakeholders on this proposal. As GM continues to enhance its annual Corporate Responsibility Report, we plan to incorporate additional information that the stakeholders have indicated would be helpful to them. However, at this time, the Board believes that it would not be in the best interest of the Corporation and its stockholders to focus its attention on speculative scenarios rather than meeting nearer term competitive challenges.

The Board of Directors recommends a vote AGAINST this stockholder proposal, Item No. 5. Proxies solicited by the Board of Directors will be so voted unless stockholders specify a different choice.

Item No. 6

Lucy M. Kessler, 7802 Woodville Road, Mt. Airy, MD 21771, owner of approximately 200 shares of Common Stock, has given notice that she intends to present for action at the annual meeting the following resolution:

> "RESOLVED: Golden Parachute Voting. Shareholders ask that our Board seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 299% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance agreements or employment agreements with golden parachute or severance provisions.
>
> This includes that golden parachutes are not given for a change in control or merger which is approved but is not completed. Or for executives who transfer to a successor company. This proposal would include to the fullest extent each golden parachute that our Board has

EXHIBIT D

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

The annual meeting of stockholders of the Registrant was held on June 7, 2005. At that meeting, the following matters were submitted to a vote of the stockholders of General Motors Corporation:

		Final Voting Results	
		Votes	Percent
Item No. 1 Nomination and election of directors			
The following nominees for directors received the number of votes set opposite their respective names and were elected to serve on the Board of Directors:			
Percy N. Barnevik	For	435,573,871	96.4
	Withheld	16,229,499	3.6
Erskine B. Bowles	For	435,338,372	96.4
	Withheld	16,464,998	3.6
John H. Bryan	For	434,637,167	96.2
	Withheld	17,166,203	3.8
Armando M. Codina	For	435,610,153	96.4
	Withheld	16,193,217	3.6
George M.C. Fisher	For	435,510,227	96.4
	Withheld	16,293,143	3.6
Karen Katen	For	435,249,591	96.3
	Withheld	16,553,779	3.7
Kent Kresa	For	431,532,881	95.5
	Withheld	20,270,489	4.5
Ellen J. Kullman	For	435,650,233	96.4
	Withheld	16,153,137	3.6
Philip A. Laskawy	For	430,808,969	95.4
	Withheld	20,994,401	4.6
E. Stanley O'Neal	For	429,518,905	95.1
	Withheld	22,284,465	4.9
Eckhard Pfeiffer	For	431,562,688	95.5
	Withheld	20,240,682	4.5
G. Richard Wagoner, Jr.	For	434,782,441	96.2
	Withheld	17,020,929	3.8
In addition, 40 votes were cast for each of the following: John Chevedden, James Dollinger, William Dean Fitzpatrick, Lucy Kessler, John Lauve, Louis Lauve III, Steve Mahac, Erik Nielsen, Larry Parks, Danny Taylor, William L. Walde, William Woodward, M.D.			0.0
Item No. 2 Ratification of the selection of Deloitte & Touche LLP as independent public accountants for the year 2005	For	436,239,301	96.5
	Not in favor		
	Against	5,746,953	1.3
	Abstain	9,817,116	2.2
	Total	15,564,069	3.5
	Broker Non-Vote	—	—
Item No. 3 Stockholder proposal to eliminate awarding, repricing, or renewing stock options	For	29,016,448	8.7
	Not in favor		
	Against	292,351,492	87.8
	Abstain	11,677,305	3.5
	Total	304,028,797	91.3
	Broker Non-Vote	118,758,125	—

		Final Voting Results	
		Votes	Percent
Item No. 4			
Stockholder proposal to adopt cumulative voting	For	160,046,670	48.1
	Not in favor		
	Against	160,629,512	48.2
	Abstain	12,369,063	3.7
	Total	172,998,575	51.9
	Broker Non-Vote	118,758,125	—
Item No. 5			
Stockholder proposal to request report on greenhouse gas emissions	For	17,800,637	5.3
	Not in favor		
	Against	298,968,298	89.8
	Abstain	16,276,310	4.9
	Total	315,244,608	94.7
	Broker Non-Vote	118,758,125	—
Item No. 6			
Stockholder proposal to request stockholder approval for future golden parachutes	For	52,185,878	15.7
	Not in favor		
	Against	269,709,468	81.0
	Abstain	11,149,899	3.3
	Total	280,859,367	84.3
	Broker Non-Vote	118,758,125	—
Item No. 7			
Stockholder proposal to apply simple majority vote on items subject to stockholder vote	For	33,241,368	10.0
	Not in favor		
	Against	287,943,588	86.4
	Abstain	11,860,289	3.6
	Total	299,803,877	90.0
	Broker Non-Vote	118,758,125	—

* * * * * *

ITEM 6. Exhibits

Exhibit Number	Exhibit Name	Page Number
31.1	Section 302 Certification of the Chief Executive Officer	43
31.2	Section 302 Certification of the Chief Financial Officer	44
32.1	Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	45
32.2	Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	46

* * * * * *

EXHIBIT E

Greenhouse Gas Emissions – The Public Policy Dimension
November 4, 2005

Introduction

As a leading innovator throughout its century of doing business, GM is concerned about the potential impact of our business, including our processes and our products on society and the environment, including global climate. As part of our commitment to integrate economic, environmental and social objectives into our long-term strategic planning, GM considers global climate change to be a significant public policy issue. As we look forward to our next century, we recognize that business sustainability and success depends on our ability to continue to innovate in order to meet emerging challenges and bring to market products that customers need and want.

Economic Growth, Energy Security and Greenhouse Gas Emissions

As articulated in our Environmental Principles, we recognize and accept our responsibility to reduce and minimize various types of emissions with a goal of protecting the environment.

One of the most basic challenges facing us is to meet the world's growing demands for energy necessary to sustain economic growth while also addressing concerns about the environment and rising concentrations of greenhouse gases in the atmosphere. The world needs to find a way to achieve a 50 percent increase in growth rates in global GDP per capita over the next half century while limiting greenhouse gas and other emissions. National energy security and reducing vulnerability to oil supply disruptions are also important considerations. Addressing these issues requires diversification away from dependence on petroleum. Countries embracing new energy pathways will enjoy enhanced national and economic security and offer a competitive opportunity for businesses that play a leading role in this transformation.

> *Annual growth in global energy consumption is expected to slow dramatically over the next half century – to less than half the rate over the past fifty years. (See turquoise bars in the attached chart from Joel Darmstadter, "Energy and Population," Issue Brief 04-01, September 2004, Resources for the Future) This slowdown results mainly from an equally dramatic decline in global population growth (blue bars) and an even more dramatic reversal in the heretofore increasing energy intensity of global output (maroon bars), which is equivalent to a significant increase in global energy efficiency (the reciprocal of energy/GDP being GDP per energy or energy efficiency).*


Long Term Historical and Projected World Population,
GDP, and Energy in 1950-2000 and 2000-2050
3.5
3
2.5
2
1.5
1
0.5
0
-0.5
-1
-1.5
Average annual percentage rate of change [%]
population
gdp/capita
energy/GDP
energy
1950-2000
2000-2050

Sources: Population from UN, World Population Prospects—The 2000 Revision (2001); historical GDP from N. Nakicenovic et al., Global Energy Perspectives, Cambridge Press, 1998, p. 30, updated on the basis of information from US DOE, Energy Information Administration; historical energy estimate based on UN World Bank and DOE/EIA data and checked against chart in Nakicenovic, p. 66. GDP and energy projections are discussed in accompanying text.

9

Nonetheless, a significant, 50 percent increase in growth rates in global GDP per capita (white bars) means that energy consumption will continue to grow at a rate that nearly doubles the level of global energy consumption by 2050.

Transportation Sector

The transportation sector is a key enabler of economic growth and today it is also one of the major sources of man-made CO2. Today, in the U.S., CO2 emissions from the operation of light duty cars and trucks represent 18 percent of total manmade CO2 emissions. While this number varies to some degree among countries, identifying alternative energy paths for the transportation sector is an important element of an overall approach to ensuring continued economic growth while slowing, stabilizing and eventually reversing the growth of greenhouse gases.

Importance of the transportation sector

Throughout history, improvements in transportation have been a major source of economic growth and improved living standards. To quote Adam Smith, the founder of modern economic science:

> *"Good roads, canals, and navigable rivers, by diminishing the expense of carriage, put the remote parts of the country more nearly upon a level with those in the neighborhood of the town. They are upon that account the greatest of all improvements. They encourage the cultivation of the*

remote [and] they are advantageous to the town, by breaking down the monopoly of the country in its neighborhood. [The Wealth of Nations, 1776, Modern Library Edition, 1937, page 147; original English spelling.]

According to Angus Maddison, the noted economic historian, much of the growth in the capitalist economies since Smith published The Wealth of Nations is explained by innovative transportation technologies, including the internal combustion engine and the enhanced personal mobility that it afforded. Transportation in total accounted for nearly half the economic growth that occurred in Germany between 1950 and 1990. [Herbert Baum and Judith Kurte, in Transport and Economic Development: Report of the Hundred and Ninth Round Table on Transport Economics held in Paris on 29-30 March 2001, European Conference of Ministers of Transport, 2002, pp. 5-49.] The U.S. highway transportation network accounted for 25 percent of the annual increase in productivity from 1950 to 1989. [U.S. Department of Transportation, Federal Highway Administration, "Contribution of Highway Capital to Output and Productivity Growth in the U.S. Economy and Industries," 1998] More recently, improved personal mobility and a dynamic automotive sector have contributed significantly to the surging growth of and other East Asian nations. Going forward, the emerging economies in East Asia and elsewhere can be expected to increase the share of GDP that is spent on transportation in general and on motor vehicles in particular.

Personal mobility also is a great enabler of economic and social opportunity. It has been estimated that ownership of a car by the poor increases the likelihood of getting a job by nine percent [Paul M. Ong, "Car Ownership and Welfare to Work," Journal of Policy Analysis and Management, August 2001] and that raising minority car ownership rates to that of whites would cut the black-white employment rate differential by 45 percent. [[1] Steven Raphael and Michael Stoll, "Can Boosting Minority Car-Ownership Rates Narrow Inter-Racial Employment Gaps?" Working Paper W00'002, Berkeley Program on Housing and Urban Policy, Institute of Business and Economic Research, Abstract.]

The most effective way to improve energy efficiency and reduce greenhouse gas emissions is the development and global implementation of new, cost-effective energy technologies across all sectors. This is best facilitated by voluntary initiatives and market-oriented measures, not government mandates. It is essential for all countries to make progress collectively. GM is committed to reducing greenhouse gas emissions from its facilities, to develop and bring to market new vehicle technologies which will reduce energy consumption, and to monitor and report on our progress.

A Systems Approach

Overall, reducing CO2 emissions from the transportation sector requires an integrated, "systems" approach to engaging all contributory elements appropriately.

Systems Approach to Transportation Sector CO2 Reductions

1. Vehicle fuel efficiency & technology
2. What products consumers choose to buy
3. How consumers drive, how well they service their vehicles, passengers & cargo carried
4. Total vehicle miles traveled
5. Transportation infrastructure, traffic management & congestion





6. Availability, convenience & cost of public transit & other alternative modes
7. Land use patterns & planning
8. Fuel cost, fuel formulations/quality, availability of alternative fuels and CO2 neutral/renewable fuels
9. Economic performance & standard of living

CO_2 emissions from cars and light duty trucks on the road are determined by a number of factors, including the fuel efficiency of the various products available in the marketplace, what products customers select and how intensively they choose to use them, whether they maintain them properly, route selection and traffic congestion, transit alternatives, fuel quality, cost and availability and land use patterns. Of these, automakers have the greatest opportunity to influence the fuel efficiency of the vehicles available in the market. In addition, as consumers of energy, automakers can take steps to improve the overall efficiency of their operations, reduce energy consumption and to seek lower carbon sources of power.

GM monitors greenhouse gas emissions from its facilities and reports on the rated fuel efficiency of its products. It has achieved near-term reductions and improvements, while continuing to invest in the research, development, and longer-term commercialization of breakthrough technologies such as hydrogen fuel cells for both stationary and mobile sources.

This report includes detailed information on GM's progress in increasing the energy efficiency of its global facilities and products.

Facilities

General Motors has set a target to further reduce CO_2 emissions from its global facilities by eight percent by the end of 2005 from 2000 levels. We surpassed our target, with CO_2 emissions reduced by 12.5 percent over the period from 2000 – 2004. In the U.S., GM has reduced CO_2 emissions from its operations by over 27 percent since 1990. GM has been a leader in encouraging other companies to join it in GHG reporting to the 1605 (b) registry in the U.S. and to the relevant organizations in other countries. We have participated in numerous voluntary initiatives with governments, other businesses and the broader public sector including the Business Roundtable (BRT) Climate RESOLVE, the DOE Climate VISION, Rebuild America and Solar Schools programs, the EPA Climate Leaders, etc.

Products

Today, GM provides the broadest array of fuel efficient cars and trucks in the U.S. Based on data from the U.S. Environmental Protection Agency, GM in 2005 is the fuel economy leader in more vehicle segments than any other automaker and we offer 20 models that achieve 30 miles per gallon or better highway fuel economy. On a model to model comparison basis, GM leads the competition in 28 of the 53 car comparisons, or 53 percent, in which it competes, and in 41 of the 66 truck comparisons, or 62 percent, where GM has an offering.

GM is continuing to improve the fuel efficiency of its vehicles, even as it adds more safety features (such as OnStar, enhanced stability control, multiple air bags, anti-lock braking systems, etc.), customer convenience options (such as DVD players), and enhancements to utility and performance (such as towing and cargo capacity) while addressing other environmental aspects of its products.

GM has produced and sold a large number of flexible fuel vehicles in North America that can operate on blends of gasoline and up to 85 percent ethanol (E85). In the warmer climate of Brazil, GM produces vehicles that can operate on 100 percent ethanol (without the cold-start restrictions that E-100 entails). GM also believes that renewable biofuels, especially ethanol made from cellulose, will have a role in the mid- to long-term future in many regions. Vehicles operating on biofuels have the potential to greatly reduce (though not entirely eliminate) greenhouse gas and other emissions.

GM intends to bring to market an extensive portfolio of hybrid products. We have already put hybrid buses on the road which improve bus fuel economy by as much as 60 percent and reduce emissions by as much as 90 percent. We were the first to offer hybrid pickup trucks beginning in 2004. We are investing in the development of two new hybrid powertrains for our midsize SUVs and cars and the next generation of our full-size sport utilities and pickups which should come to market initially in 2007. But despite the efficiency gains and emissions reductions provided by advanced gasoline, diesel, and hybrid powertrains, they cannot fully address the energy and environmental challenges presented by the automobile. These technologies are complex, expensive, and often require tradeoffs – such as higher price or reduced functionality – that many customers

are unwilling to accept. Thus, no single technology exists today that can stabilize GHG concentrations from the growing transportation sector.

Advanced technologies must also be sold at high volume to have any meaningful impact on total emissions. At present, it is still unclear whether large numbers of customers will embrace them. Hybrids, for instance, contain two propulsion systems and presently constitute less than one percent of the U.S. market although we expect that number to grow.

Even if sold at high volume, the upper-bound efficiency improvement of an advanced internal combustion engine or a hybrid powertrain approaches about 30 percent. As world populations rise, and global economic growth provides more and more people with the means to buy an automobile, the fuel consumption or CO2 reductions realized as a result of new powertrain technologies will be negated by the growth in the overall global vehicle population.

In fact, while world fuel consumption is expected to double by 2050, U.S. consumption is projected by some to double by 2025. Even if every new and old car was made 25 percent more efficient through hybrid or other technology, our demand for oil would only be curbed by six percent by 2025. In other words, instead of consuming 100 percent more oil, we in the U.S. would consume 94 percent more than we do presently. So while it is important to continue to focus on improving the fuel efficiency of our products in the near term, if we are to address the growth in greenhouse gas concentrations, a different technological solution must be developed. Hydrogen and fuel cells, we believe, are the combination of energy carrier and propulsion system offering the potential for truly sustainable personal transportation.

From an automotive perspective, hydrogen is a nearly ideal fuel because it can be produced from a variety of sources, many of them renewable. The fuel cell is an ideal propulsion system because it is twice as energy efficient as an internal combustion engine, requires one-tenth as many moving parts, and emits only pure water.

In the long term, migrating to a hydrogen economy also will allow us to better address the vulnerability of the U.S. and other oil dependent economies to periodic oil price shocks and shortages. It also creates a new platform for innovation.

GM is making steady progress toward our vision of a fuel cell powered transportation fleet. In the last six years, we have improved fuel cell power density by a factor of seven, while improving the design and efficiency and reducing the size of our fuel cell stack. We have significantly increased fuel cell durability, reliability, and cold start capability. We have developed safe hydrogen storage systems that approach the range of today's vehicles, and we have begun to explore very promising concepts for a new generation of storage technology. We also have made significant progress on cost reduction through technology improvements and system simplification, although much work remains to be done. In short, we are investing in and progressing toward our goal of designing and validating a fuel cell propulsion system by 2010 that is competitive with internal combustion engines on durability and performance, and will ultimately be affordable at scale volumes. To prove our technology, we are demonstrating it in the real world.

- *Last summer, we set a new world distance record for a fuel cell vehicle, driving one of our HydroGen3 vehicles 6,000 miles across Europe.*

- *We created the AUTOnomy, Hy-wire, and Sequel concepts, which demonstrate how the new automotive DNA can transform our vehicles. Where AUTOnomy set the vision and Hy-wire proved the concept, Sequel makes our vision and concept real. Sequel is designed to deliver the range, performance, safety, and passion that customers expect in today's vehicles – using technology available today. Sequel is the first fuel cell vehicle designed to be driven 300 miles between fill ups – and this range is for a five-passenger crossover SUV*

- *We collaborated with the U.S. Army on the development of the world's first fuel cell-powered military truck; it is currently being evaluated and maintained by military personnel at Fort Belvoir.*

- *We have ongoing vehicle demonstrations in Washington, D.C., California, Tokyo, Japan; Berlin, Germany; and soon in Shanghai, China.*

- *Our D.C. fleet, now in its third year, is being fueled at a Shell station equipped with a hydrogen pump. This is the first retail outlet dispensing hydrogen fuel in the U.S. right along side its gasoline pumps and it has the capability to dispense both compressed and liquid hydrogen – a significant, albeit small, step toward a hydrogen infrastructure.*

- *GM also has a stationary fuel cell installation at a Dow Chemical facility in Freeport, Texas, which is helping to speed our learning curve on both the technology and infrastructure.*

- *Another important step is the U.S. Department of Energy's Controlled Hydrogen Fleet and Infrastructure Demonstration and Validation Project. As part of this program, GM will be fielding 40 fuel cell vehicles at various locations across the country. This is the right size program at the right time. It is large enough to generate real 'learnings' about operating fuel cell vehicles, without being so large that it diverts the resources of automakers from our central focus on developing automotive-competitive technology.*

Public policies directly impact our company's ability to successfully develop and sell technologies that help our customers reduce the CO2 emissions resulting from their use of their vehicles. As we move forward, our ability to develop and commercialize new vehicle technologies to reduce CO2 emissions will depend on many external factors, including the cost and availability of appropriate fuels, the cost of alternative technologies which may then be available, disposable income, consumer preferences, and a host of other considerations. Public policy measures impact the pace, amount, type and location of research, development, deployment and commercialization of new technologies. What policies will be most effective in reducing CO2 emissions from the transportation sector around the globe, and in hastening our transition to a hydrogen economy?

Policy Directions

Given the varying political traditions, systems and cultures of the countries and agencies that may be involved globally in this area, as well as the different levels of economic development, it is difficult to establish just one portfolio of public policies that will work in every country to address every policy challenge. It is important to establish policy frameworks that can help public policy makers and other stakeholders choose the most effective policy tools for their particular country. It is also critical that these specific policy initiatives be taken within an overall rule of law framework that ensures protection and enforcement of intellectual property and contract rights.

The following "Hierarchy of Approaches" provides a framework of policy tools that can be used to achieve the desired results:

1. **Voluntary Measures** – This approach allows the maximum flexibility for cost-effective innovation, and imposes the lowest cost on governments in terms of enforcement and other resources required. Voluntary measures use persuasive pressure – either amongst competitors or with public scrutiny to encourage participating companies to do more than they would have under a "business as usual" approach.

    In some countries, voluntary measures may be codified in industry 'memoranda of understanding' or like documents that provide a common understanding and foundation for all players. Voluntary measures may be encouraged or supplemented by government initiatives, such as public awareness campaigns, award programs, information-sharing seminars, etc. to encourage broad understanding and support for the policy goal and create an overall environment more conducive to achieving the objective.

    GM participates in a variety of voluntary initiatives in different countries including the ACEA commitment on CO2 emission reductions from passenger cars in Europe and the voluntary industry agreement in Canada to address GHG emissions.

    In the U.S., GM participates in numerous voluntary initiatives such as the Climate VISION Program, 1605 (b) voluntary greenhouse gas reporting initiative, and Solar Schools, all sponsored by the Department of Energy. GM also participates in the Business Roundtable's Climate RESOLVE Program and in a variety of EPA-sponsored voluntary programs such as Energy Star, Green Lights, Green Power, Supplier Partnership, Waste Wise, and Climate Leaders. GM is the first Climate Leaders' partner to reach our voluntary emissions goal of reducing CO2 emissions from our U.S. facilities by 10 percent between 2000 and 2005. GM announced on May 5, 2005 that it had reduced CO2 emissions by more than 11 percent over the past three years, reducing CO2 emissions by 1.3 million metric

tons per year – the equivalent of the emissions for the power consumed by 169,000 U.S. households.

2. **Economic Instruments** – Where voluntary measures alone may not suffice to achieve the desired policy objective, policy makers should next consider economic instruments or incentives for consumers and/or manufacturers to achieve a particular policy goal such as a given reduction in carbon emissions.

   Circumstances which may warrant the use of economic instruments include:
   a. *Where market prices do not reflect social costs; and [if market prices do in fact internalize the social costs, by definition there is no need to impose taxes on or otherwise modify consumer behavior]*
   b. *Where specific economic stimulus measures need to be put in place by governments to reward certain types of behavior; or*
   c. *Where not all industry players agree to a common policy objective, or where the necessary players extend beyond the scope of auto assemblers (or other cohesive group capable of voluntarily setting and achieving an objective), or*
   d. *Where technology development may be too expensive or high risk for individual companies to take on.*

   Economic instruments can take many forms: corporate tax policy incentives, direct financial incentives to consumers or manufacturers, consumption taxes, fuel taxes, carbon taxes, carbon permit or carbon emissions trading, etc. Many countries have established generous research and develop tax credits to encourage corporations to undertake more R & D, recognizing that R & D can be a building block to future jobs and investment as well as to address environmental and other challenges. While the U.S. first established a R & D tax credit in 1981, it is not permanent, creating uncertainty as to the tax treatment of multi-year research commitments, and the incremental nature of the current credit and link to sales means that many research-intensive companies do not benefit from the credit. Accordingly, modifying the R & D tax credit to provide a more effective incentive (such as a flat non-incremental credit for qualifying expenditures) and making it permanent would encourage more companies to undertake research in this area.

   Sharing the risk of large R & D projects through co-funding is another way that governments can stimulate the development of new technology solutions. Initiatives such as the FreedomCAR advanced technology vehicle initiative in the U.S. which partners with companies to develop new technologies are important tools.

   One of the economic instruments presently being employed in some jurisdictions such as the EU, and being discussed as a mechanism to reduce CO2 emissions in the U.S. is a cap and trade system. Under a cap

and trade program, a country allocates an overall cap on the total amount of emissions among its domestic sources of emissions (either upstream at the level of carbon production or downstream at the level of carbon dioxide emissions). Those entities that are able to emit less than their allocation of permits are able to sell permits to those who need to use more than their allocation. The price of the permits is determined by the ordinary forces of supply and demand. Recently, the price for an allowance of one metric ton of carbon dioxide was going for about $35 under the Emissions Trading Scheme of the European Union (EU) that went into place the first of this year.

Economists have found that such a program could cut the costs of achieving reductions in carbon emissions by as much as 50 percent relative to traditional, command and control methods of achieving emissions reductions. However, there are many issues that must be addressed within such a system, including the allocation of baseline emissions among the participating entities, the level at which responsibilities are assigned; i.e., upstream vs. downstream, the monitoring of compliance and trading activities, the level at which an emissions price ceiling or "safety valve" might be set to protect consumers and manufacturers from excessively high costs of control, and, most importantly, the adverse impact of excessively stringent and costly targets and timetables on the funding of research, development, and deployment of longer term breakthrough technologies such as hydrogen-powered fuel cells.

While there are many ways to implement a cap-and-trade program, economists have concluded that an "upstream" program of tradable carbon production permits is most efficient, most transparent, and least administratively difficult. The caps would be implemented through tradable carbon production permits, since the carbon content of fuels is a nearly perfect proxy for carbon dioxide emissions. Carbon producers would pass the costs of the permits on to their customers and ultimately to the consumers of energy in the form of higher prices, thus ensuring that the cost of reduction is the same for all emitters and that double counting of emissions reductions is kept to a minimum. See, e.g., Carolyn Fischer, Suzi Kerr, and Michael Toman, "Using Emissions Trading to Regulate U.S. Greenhouse Gas Emissions; Part 1 of 2: Basic Policy Design and Implementation Issues," Resources for the Future, June 1998.

To ensure maximum market liquidity and efficiency, it is desirable to link various cap and trade systems around the world to ensure the broadest market possible.

GM has seven facilities in Europe that are included in the EU emissions trading regime. GM has also privately contracted with a third party to receive financial and technical assistance to reduce energy consumption in specific operations in exchange for allocation of the resulting CO2 reductions to the other party. GM has contributed $10 million to a Brazilian rainforest restoration pilot project with The Nature Conservancy with the dual intention of restoring and preserving

biodiversity and developing carbon credits that might help reduce the corporation's net CO2 emissions or be sold.

3. **Technology-Forcing** –Technology-forcing obviously should only be considered as a last resort, for example, in situations where the risk of harm is so great and immediate that it is necessary to preclude certain activities. Technology-forcing measures generally are extremely blunt instruments, costly, require significant government resources to effectively enforce, and generally constrain innovation and disrupt normal market forces.

   Government mandates and sector-specific policies and regulations, such as mandatory fuel efficiency standards, do not effectively address concerns about global climate change or national energy security. They create market distortions and competitive disparities among international companies and yield only incremental improvements in energy efficiency at high private and social costs while diverting limited resources from the development of advanced technologies.

   For example, in the U.S., there has been considerable public discussion about increasing the U.S. Corporate Average Fuel Economy requirements (CAFE). However, economic studies find that at best, the U.S. Corporate Average Fuel Economy Standard, has achieved only marginal reductions in oil consumption, and "may have contributed to the decline in average fuel efficiency" over the years by shifting sales to vans, trucks, and SUVs. [See, e.g., Crandall, Lave, et al, Regulating the Automobile (Brookings, 1984) and Thorpe, "Fuel Economy Standards, New Vehicle Sales, and Average Fuel Efficiency," Journal of Regulatory Economics (1997, and United States; see also, Congressional Budget Office, Fuel Economy Standards vs. a Gasoline Tax, March 2004)]

   It is important to match the objectives of mandatory conservation programs like CAFE with the underlying goals. Economists have found that increasing the CAFE standards would do little to address U.S. oil security or global climate concerns.

   The best way to deal with oil price shocks is to facilitate the economy's ability to quickly adjust to the higher prices. CAFE mandates are ineffective because they relate to only a fraction of the vehicles on the road and thus cannot respond to the impacts of oil price shocks, which are immediate and near-term in nature. Effective policies – policies that facilitate significant immediate and near-term adjustments – include:

   1) *Unimpeded reliance on deregulated petroleum markets and sound economic and financial market policies that allow prices to rise in order to discourage consumption and encourage production of scarce or more expensive oil supplies;*
   2) *Maintenance of strategic petroleum reserves by the U.S. and other countries;*

3) *Encouragement of the development of oil production in more stable regions of the world;*
4) *Removal of barriers to the production, refining and distribution of all energy resources; and*
5) *Government incentives for the production of alternative or dual-fuel vehicles and for the production of alternative fuels such as hydrogen and ethanol, and market and macroeconomic policies to deal with oil price spikes.*

If the objective is to address climate change, the better approach is to use market incentives that promote the production and use of more fuel efficient technologies rather than mandates that put vehicle manufacturers at odds with their customers and likely work against the ultimate objective of reduced greenhouse gas emissions.

Regulatory Principles

If government regulation is to be imposed, the following principles should be respected.
Measures should be based on a total systems approach, to ensure that all facets of an issue and all players are engaged appropriately and equitably in the solution. For example, vehicle emissions are a function of the vehicle hardware and the fuels. Accordingly, to be effective, obtain maximum benefit and distribute regulatory burdens fairly, emission standards must be accompanied by appropriate fuels standards, as specified in the Worldwide Fuel Charter. Consumers must also be involved because major reductions in greenhouse gas emissions will simply not be possible without major changes in consumer behavior –both in consumers' decisions of which vehicles to purchase and how they operate their motor vehicles.

- Regulatory requirements should be based on sound science and sound economics;
  - Regulatory requirements should be technically feasible;
  - Regulatory requirements should include an assessment of cost-effectiveness, and provide for an orderly turnover of technologies and capital stock;
  - Regulatory requirements should achieve private and societal benefits in excess of the private and societal costs;
- Regulatory requirements should be responsive to economic, social and environmental and natural conditions including geophysical and climatic conditions, affordability, and progress relative to the starting point;
- Regulatory measures should be broad-based and address both demand and supply side to align producer and consumer behaviors;
- Regulatory requirements should foster innovation. Performance-based standards rather than standards prescribing particular technologies or solutions will best enable innovation while ensuring that safety and other objectives are met.

- Regulatory requirements should strike a balance with societal goals for increased safety, reduced pollution, and improved performance not to mention maintaining a robust domestic industry and economy.

Policy Measures to Encourage Innovation

Innovation has often proven to be the most effective way to address significant societal challenges. There are four stages to the Innovation Cycle. Different types of government engagement are appropriate at each stage of the cycle to encourage and enhance the process of innovation.

Innovation Cycle


1. Invention
2. Development
3. Commercialization
4. Refinement

Invention

The role of government in the invention stage can be to:

- *Use government resources to address fundamental science questions or pre-competitive societal problems beyond the scope or economic interest of the individual company;*
- *Share in the risk and cost of research on issues which are in the national interest, or to address externalities where the market will not pay for an innovative solution; or*
- *Act as a catalyst to bring together different parts of a system solution or act to ensure all elements of a system are being addressed.*

Policy tools governments can use are directing R & D priorities for national research facilities, establishment of funding programs for the private and broader public sectors, and establishment of R&D tax credits.

Development

In the development stage, further research is undertaken to move from an idea to proof of concept. At this stage, it is important that supporting or complementary innovations are addressed (e.g. refueling technologies to support new propulsion technologies). It is also critical at this stage to begin the process of socialization of new technologies to build early consumer awareness as a prelude to early acceptance/demand.

The role of government in this stage is to further support research, as well as to stimulate the development of supporting systems and assist in the socialization of the technology through commissioning of demonstration projects and/or the application of the new technology under controlled conditions.

Commercialization

At the commercialization stage, the organization must fully address issues of cost, quality, reliability, durability and manufacturability to ensure that the innovation is a viable business proposition. The reach of engagement is extended significantly, to include the total value-chain from supplier through marketing and service. At this point, all supporting systems (for example, refueling infrastructure for a new energy source or propulsion technology) must be ramping up in a complementary fashion to facilitate the commercialization of the primary innovation. There must be considerable market enthusiasm (including positive media coverage) and consumer demand for the technology.

The role of government at this stage (or in imminent anticipation of this stage) is to work with key stakeholders to establish appropriate codes and standards, with a view to establishing a level playing field, and harmonizing wherever possible to ensure that there is not an expensive and unduly complex proliferation of requirements. For technologies where the societal benefits (for safety, environmental, national security or other strategic reasons) are greater than the price that individual consumers are willing to pay, governments should establish consumer incentives to overcome premium costs before technologies achieve full economies of scale to stimulate early uptake. Governments can also use their own purchasing ability to create early demand and assist in attaining economies of scale.

Refinement

At the refinement stage, organizations seek incremental improvements to enhance the quality, attributes, performance, and cost of a product while diminishing any negative attributes. These can be significant improvements or can be relatively small refinements at the margin. Refinement can take the form of further speciation towards product customization or generalization towards commoditization. At this point, there will be considerable variability in customer

willingness to uptake refinements based on the perceived enhanced value of the refinement.

At this stage, governments should focus particularly on the hierarchy of approaches, (as outlined above) with emphasis on voluntary measures and economic instruments to achieve policy goals in the most flexible, cost-effective manner possible.

Optimizing the Process of Innovation

Business, government and other stakeholders in the total system must work together to achieve the maximum benefits of innovation most quickly and cost-effectively. This approach needs to balance competition among private sector innovators with collaboration to advance supporting systems. For strategic technologies and issues in the national interest, it is appropriate for governments to share the risk with the private sector. It is also important that short-term needs are balanced with long term opportunities. Finally, it is critical that policies be based on sound science and sound economics to ensure maximum speed and efficiency.

Accelerating Progress toward the Hydrogen Economy

As noted, global energy consumption is projected to nearly double over the next 50 years despite substantial global improvements in energy efficiency. Most forecasts also project continued heavy reliance on fossil fuels over this period. This means that technological breakthroughs will be necessary if there is to be an actual reduction in man-made global carbon emissions. Fuel cells powered by hydrogen offer an energy pathway to decouple economic growth and personal transportation from CO2 emissions and to slow and eventually reverse man-made emissions. It is important that the research being undertaken by automakers to develop the capability of fuel cell vehicles be complemented by research into ways to better and more economically use renewable and other non-carbon emitting energy pathways so that as 'zero emission' vehicles are commercialized, 'zero emission' fuels are also made commercially available, resulting in a substantial reduction or elimination of CO2 emissions on a well-to-wheels basis. Longer term, it is even possible that with renewables such as cellulosic ethanol where the cellulose materials are used to make fuel, instead of decaying on the ground and releasing carbon, light duty transportation could become a net carbon sink on a well-to-wheels basis.

For developed countries, hydrogen fuel cells offer the opportunity for cleaner, more fuel efficient vehicles, enhanced energy security and reduced vulnerability to oil supply disruptions from unstable sources. For developing countries, hydrogen fuel cells offer the opportunity for enhanced personal and goods mobility, which is a key enabler of economic growth, with very limited or no environmental issues and from, in many cases, locally available energy sources. However, as with any 'leapfrog' technology, there are many technical and transitional issues still to be addressed before the benefits of hydrogen fuel cell vehicles can be widely realized.

Many stakeholders have asked what policy measures might the U.S. Congress take to accelerate the arrival of the hydrogen economy – an economy powered by hydrogen fuel cells? What policies and initiatives would stimulate appropriate engagement by hydrogen and fuel cell researchers, suppliers, vehicle makers, hydrogen providers, fleets and retail consumers? As progress is made on the road to the hydrogen economy, the answer to this question will continue to evolve. At this time, we recommend that the U.S. take the following policy directions:

- Fully fund the DOE demo because it is the right size program at the right time - It's large enough to generate real 'learnings' about operating fuel cell vehicles, without being so large that it diverts the resources of vehicle makers from the central focus of engineering commercially viable fuel cell vehicles.

- Fully fund near term and "high risk" R&D – DOE's research program should be fully funded (net of any earmarks), and focus on improving the cost and performance of hydrogen technologies (including systems to produce, deliver, store and dispense hydrogen) and fuel cell technologies (membranes, catalysts and bipolar plates). Further, to expand on the important research conducted by DOE, the National Science Foundation should undertake a high-risk R&D program of at least equal size to foster more innovative basic research on breakthrough ways to generate and store hydrogen, and development of the next generation of fuel cells.

- Avoid premature, formal standards development that blocks technology advancement – We need to develop consistent, hydrogen-friendly codes and standards, but we shouldn't copy them from other areas, or act before we understand the key technical issues – potentially locking in on early technical solutions and precluding future advancements. Today's focus should be on R&D to better understand fuel cell and hydrogen related technologies, and facilitating the use of commonly accepted best practices and interim standards that are performance based and ease permitting.

- Make hydrogen **affordable** for drivers - The price of hydrogen will be a critical factor in fuel cell vehicle demand. The cost to consumers of operating their vehicles on hydrogen will in large part shape their demand for the new technology. Additional R & D is required to reduce the cost, and Congress should act now to exempt hydrogen from fuel taxes until five million fuel cell vehicles are on the road, followed by a transitional period to encourage the development of a hydrogen fueling infrastructure.

- Make hydrogen **available** to drivers - Creating the new infrastructure to fuel hydrogen vehicles should be a key focus of government. Building a new fueling network seems like a daunting task, but we are not starting from scratch. A hydrogen infrastructure already exists today that produces 50 million tons of hydrogen per year – enough to fuel 200 million fuel cell vehicles. While this hydrogen is currently allocated to industrial uses, it shows that hydrogen can be produced and used economically – and safely – on a huge scale in commerce.

We also do not have to build the infrastructure overnight. It takes about 20 years to turn over the entire vehicle fleet, so it will be some time before we see large numbers of fuel cell vehicles and infrastructure development can proceed in line with production. In addition, regional deployment of fuel cell vehicles and the requisite hydrogen refueling will better facilitate the growth in hydrogen fuel cell vehicles than attempting to build a nation-wide infrastructure from the outset.

GM has done some analyses on infrastructure investment and we have calculated that an infrastructure for the first million fuel cell vehicles could be created in the United States at a cost of 10 to 15 billion dollars – less than the price for the Alaskan oil pipeline (when its $8 billion price tag is converted into today's dollars). This infrastructure would make hydrogen available within two miles for 70 percent of the U.S. population and connect the 100 largest U.S. cities with a fueling station every 25 miles. While this is an approximate calculation, we believe that it provides a reasonable estimate of what it would take to establish a viable hydrogen distribution system. In fact, the cost represents only one to two percent of the capital that the oil industry says it will need to invest by 2025 to keep up with the increasing demand for petroleum.

A generous tax credit for investment in hydrogen refueling infrastructure (timed and regionally focused to match the roll-out of fuel cell vehicles) should encourage the necessary investments to ensure the development of a geographically coordinated network of hydrogen filling stations - forming the backbone of a new hydrogen economy.

- Look to 2010 and beyond, and start thinking about moving from demonstrations to the marketplace and how to fund early purchases of fuel cell vehicles - To stimulate the purchase of fuel cell vehicles, Congress should fund a substantial "early adopter" fleet program focused on federal, state, and commercial fleets. An early adopter program would give early customers exposure to fuel cell technology and provide vehicle manufacturers and energy partners with a real-world proving ground for large numbers of fuel cell vehicles using a dedicated hydrogen-refueling infrastructure. It would be an important bridge to commercially competitive vehicles and high-volume production. Consumer incentives for fuel cell vehicles make little sense today, and while it's hard to predict when they will be most effective, it is likely to be some time near the end of this early adopter program.

GM's Position on the Global Climate Issue

The basic challenge is to meet the world's growing demands for energy necessary to sustain economic growth while also addressing long-term concerns about the environment. GM believes the development and global implementation of new, cost-effective energy technologies in all sectors, such as hydrogen fuel cells, is the most effective way to improve energy efficiency and reduce greenhouse gas emissions. This approach is best facilitated by relying on voluntary initiatives and market-oriented measures, not government mandates. In addition to developing new technologies and processes, GM continues to monitor greenhouse

gas emissions from its facilities and products and is taking steps to achieve near-term reductions. GM also continues to support scientific research to improve the understanding of the possible long-term effects of economic growth and other human activities on the climate system.

GM is concerned about the potential impact of its business, including its processes and its products, on society and the environment. We recognize that the concentration of greenhouse gases in the atmosphere is increasing, and we believe there is a constructive way for all stakeholders to move forward together on this issue.

The basic challenge is to meet the world's growing demands for energy and mobility necessary to sustain economic growth while also addressing long-term concerns about the environment. GM believes the most effective way to improve energy efficiency and reduce greenhouse gas emissions is the development and global implementation of cost-effective energy technologies in all sectors.

GM's implementation plan to address this challenge reflects numerous voluntary greenhouse gas management initiatives across the globe:

- Products: GM is implementing advanced technologies in its internal combustion engines (such as displacement on demand, flex fuel systems capable of running on renewable ethanol E-85 made from corn, and clean diesels), in its hybrid vehicles (which include GM's hybrid bus transmission systems and full size hybrid pickups that are available today and SUV and car hybrid systems that will be rolled out over the next few years) and in its hydrogen powered fuel cell vehicles that emit only water (moving us toward the ultimate goal of removing the automobile from the environmental equation).
- Processes: GM continues to set targets and monitor greenhouse gas emissions from its facilities and is taking steps to achieve near-term reductions. In 2004, GM's global facilities achieved a 12.5 percent reduction in CO2 emissions compared to 2000.
- Strategic Planning: We are guided by GM's environmental principles.

GM believes the pursuit of a hydrogen economy ultimately provides the best opportunity not only to reduce greenhouse gas emissions from the automotive sector, but also to diversify away from dependence on petroleum. GM also supports scientific research to improve the understanding of the possible long-term effects of human activities on the climate system.

The basic challenge is best addressed through voluntary initiatives and market-oriented measures, not government mandates. For example, the Asia Pacific Partnership for Clean Development and Climate is taking a voluntary, technology-driven approach.

Given that climate change is a global issue both in terms of cause and implication, it is essential that all countries be appropriately engaged. This will require cooperation between countries, manufacturers, and energy providers in research, development and

commercialization. In addition, consumers must also embrace these new technologies in sufficient volume to make a difference.

Summary - Recommended Policy Actions to Reduce GHG Emissions

Short-term Actions -

- Promote and support voluntary actions by the private sector to improve energy efficiency and reduce greenhouse gas emissions.
- Promote private-public partnerships to develop effective approaches to reducing greenhouse gas emissions.
- Utilize market incentives and instruments to promote energy-efficient technologies and cost effective actions to reduce greenhouse gas emissions.
- Reduce regulatory, tax, and trade disincentives to research, innovation, capital investment, and international technology transfer.
- Improve the infrastructure for the efficient production, distribution, and use of all forms of energy.
- Promote the international transfer of energy-efficient technologies through directed financial assistance and local technical, physical, and institutional capacity building.

Longer-term Actions -

- Promote the development and commercialization of new and breakthrough energy-efficient technologies, including hydrogen powered fuel cells.
- Promote the development of sequestration, carbon capture and storage, and adaptation technologies.
- Promote the development of the infrastructures needed to support advanced energy technologies, including renewable hydrogen.
- Promote and support the international transfer of advanced energy technologies, including renewable hydrogen.
- Promote scientific research to improve understanding of the climate system and the effectiveness of potential policy actions.

Meeting the Challenge – GM's Approach and Actions

General Motors believes hydrogen powered fuel cells are the most effective long-term response to address the global climate issue in the motor vehicle industry. Fuel cell vehicles fueled by hydrogen are more than twice as energy efficient as internal combustion engines and produce zero emissions – only heat and water leave the tailpipe. With hydrogen produced from renewable sources of energy, fuel-cell vehicles are truly zero-emissions vehicles. However, hydrogen produced from lower carbon feedstocks, such as natural gas, can provide significant reductions in CO_2 emissions until the ultimate goal of hydrogen produced from renewable or non-carbon emission sources can be achieved.

General Motors also believes that renewable biofuels, especially ethanol made from cellulose, will have a role in the mid- to long-term future in many regions. Vehicles operating on biofuels have the potential to greatly reduce (though not entirely eliminate) greenhouse gas and other emissions. Furthermore, the vehicle technology is largely developed. General Motors has produced and sold a large number of flexible fuel vehicles in North America that can operate on blends of gasoline and up to 85 percent ethanol (E85). In the warmer climate of Brazil, GM produces vehicles that can operate on 100 percent ethanol (without the cold-start restrictions that E-100 entails).

General Motors envisions a period of transition from the internal combustion engine to the hydrogen fuel cell vehicle and biofuels and is taking actions with our vehicles and our facilities to reduce greenhouse gas emissions. Some of these initiatives include:

- Continuously improving the fuel efficiency of "conventional" internal combustion engines by the application of new innovative technology enhancements, and other continuous improvements. (E.g. gasoline direct injection, displacement on demand engines, lightweight materials for mass reduction, and aerodynamics improvements).
- Offering hybrid propulsion systems for mass transit applications and rolling out a series of hybrid applications to various car, light truck and SUV models.
- Participating in voluntary industry agreements in Europe and Canada to address GHG emissions within appropriate national/regional contexts.
- Identifying and developing commercial hydrogen storage technologies for use on vehicles.
- Participating in the Freedom Cooperative Automotive Research project (FreedomCAR Program), EUCAR and CANCAR initiatives to develop advanced technologies for use in vehicles.
- Collaborating on the development of a hydrogen fuel infrastructure.
- Supporting the development of an ethanol infrastructure and research on production of ethanol from biomass.
- Producing the largest number of flexible fuel vehicles for E85 in North America.
- Partnering with key commercial and government fleets such as FedEx, the U.S. Postal Service and IKEA to put fuel cell technology into pilot commercial use.
- Leveraging our hydrogen fuel cell technology to generate electricity from hydrogen created as a co-product at Dow's operations in Freeport, Texas.
- Reducing energy use (EPA Energy Star Buildings and Equipment) and reducing waste material and increasing recycling (EPA WasteWise Program) in plants around the globe.
- Voluntarily reporting CO2 emissions against a 1990 baseline to the DOE 1605(b).
- Targeting to reduce global CO2 emissions from our facilities by eight percent from 2000 to 2005, with a 12.5 percent reduction achieved through 2004.
- Committing to reduce CO2 emissions from our North American Facilities by 10 percent from 2000-2005 through the EPA's Climate Leaders Program. In fact, GM's North American facilities have reduced their CO2 emissions by more than 11 percent in the past three years, becoming the first partner in the EPA Climate Leaders program to reach our aggressive, voluntary goal two years earlier than planned.
- Financially supporting the preservation and reforestation of rainforests in Brazil.

- Supporting independent climate science research.
- Educating employees and suppliers on climate change, energy and environmental issues and sharing information on how to reduce GHG emissions.



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

RECEIVED
2006 MAR -8 PM 1:05
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 28, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On February 7, 2006, General Motors Corporation sent pursuant to Rule 14-8(j) a letter requesting no-action treatment if the proposal received from the Sisters of St. Dominic of Caldwell New Jersey, along with several co-filers, was omitted from GM's proxy materials for the 2006 Annual Meeting of Stockholders, for the reasons described in the letter.

Patricia Daly has informed GM that she is withdrawing the proposal on behalf of the proponent and as the representative of all the co-filers; a copy of Sister Patricia's letter dated February 23, 2006 is enclosed as Exhibit A. Accordingly, GM withdraws its February 7 request for a no-action letter with regard to this proposal.

Sincerely yours,

Anne T. Larin
Attorney and Assistant Secretary

Enclosure

c: Sr. Patricia A. Daly, OP
Sisters of St. Dominic of Caldwell New Jersey

Exhibit A

Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility
52 Old Swartswood Station Road
Newton, NJ 07860-5103

973 579-1732 voice
973 579-9919 fax
tricri@mindspring.com

February 23, 2006

Mr. G. Richard Wagoner, Jr., CEO
General Motors Corporation
MC 482-C39-B50
300 Renaissance Center, PO Box 300
Detroit, MI 48265-3000

Dear Mr. Wagoner:

On behalf of the shareholders of the resolution "Report on Emissions Reduction and Competitive Positioning Strategy" I hereby withdraw the resolution. Due to the technicality presented to the Securities Exchange Commission, we understand that defending the resolution in that venue would be fruitless.

We continue to believe it is in the best interest of our company to provide additional disclosure on climate risk and competitive risk held by General Motors Therefore we look forward to continue to work in dialogue format with executives of the company.

Please confirm with my office that this letter suffices for this withdrawal, or if you need additional letters from each filer.

Sincerely,

Patricia A. Daly, OP
Corporate Responsibility Representative

Cc: Beth Lowrey
Filers



General Motors Corporation
Legal Staff

Facsimile (313) 665-4979

Telephone (313) 665-4927

March 10, 2006

BY FAX
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On February 7, 2006, General Motors Corporation sent pursuant to Rule 14-8(j) a letter requesting no-action treatment if the proposal received from the Sisters of St. Dominic of Caldwell New Jersey, along with several co-filers including the Connecticut Retirement Plans and Trust Funds ("CRPTF"), was omitted from GM's proxy materials for the 2006 Annual Meeting of Stockholders, for the reasons described in the letter.

Patricia Daly has informed GM that she is withdrawing the proposal on behalf of the proponent and as the representative of all the co-filers; a representative of the CRPTF has also informed GM that it is withdrawing the proposal. Accordingly, GM withdraws its February 7 request for a no-action letter with regard to this proposal.

Today I have provided the Staff with copies of Sister Patricia's letter dated February 23, 2006, the Funds' letter dated February 28, 2006, and letters from the other co-filers designating Sister Patricia as their reprsentative.

Thank you for your assistance in this matter.

Sincerely yours,

Anne T. Larin
Attorney and Assistant Secretary

c: Sr. Patricia A. Daly, OP, Sisters of St. Dominic
Howard G. Rifkin, Deputy State Treasurer

RECEIVED
MAR 0 1 2006
G.R. WAGONER, JR.

To: A. Laron
C: S. Colby

RECEIVED
MAR - 1 2006
OFFICE OF SECRETARY
DETROIT

Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility
52 Old Swartswood Station Road
Newton, NJ 07860-5103

973 579-1732 voice
973 579-9919 fax
tricri@mindspring.com

February 23, 2006

Mr. G. Richard Wagoner, Jr., CEO
General Motors Corporation
MC 482-C39-B50
300 Renaissance Center, PO Box 300
Detroit, MI 48265-3000

Dear Mr. Wagoner:

On behalf of the shareholders of the resolution "Report on Emissions Reduction and Competitive Positioning Strategy" I hereby withdraw the resolution. Due to the technicality presented to the Securities Exchange Commission, we understand that defending the resolution in that venue would be fruitless.

We continue to believe it is in the best interest of our company to provide additional disclosure on climate risk and competitive risk held by General Motors Therefore we look forward to continue to work in dialogue format with executives of the company.

Please confirm with my office that this letter suffices for this withdrawal, or if you need additional letters from each filer.

Sincerely,

Patricia A. Daly, OP
Corporate Responsibility Representative

Cc: Beth Lowrey
Filers

1855-2005: Celebrating the Journey...

150 years

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

c: Anne Larin
Beth Lowery
Susan Colby

From: Nancy Polis
12-22-05
1 p.m.

December 21, 2005

Mr. G. Richard Wagoner, Jr., Chairperson & CEO
General Motors Corporation
MC 482 –C38 –B71
300 Renaissance Center, PO Box 300
Detroit, MI 48265-3000

Dear Mr. Wagoner:

Peace and all good! The Sisters of St. Francis of Philadelphia are hopeful that General Motors will apply the principles of its "Only GM" campaign to include competitive, fundamental and transformative formulas for emissions reduction and greenhouse gas standards. In reading your Annual Report, I was encouraged that you briefly addressed fuel-efficiency and you intend to invest substantial amounts of money and resources in developing the answer to the emissions problem. It appears that your Canadian facilities are taking steps to meet the required threshold in VOC's and carbon dioxide equivalents. If this does not happen the facility is required to meet certain compliance standards and report on twenty-four GHG's. In light of the Canadian requirements and the importance of this issue globally, we strongly urge you to address this proposal on Emissions Reduction and Competitive Positioning.

As a faith-based investor, I am hereby authorized to notify you of our intention to submit this shareholder proposal with the Sisters of St. Dominic of Caldwell, NJ. I submit it for inclusion in the proxy statement for consideration and action by the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholders meeting to move the resolution. We hope that representatives of the company will meet with the proponents of this resolution. Please note that the contact person for this resolution will be: Patricia A. Daly, OP, Executive Director, Tri-State Coalition for Responsible Investment. Her phone number is: 973-579-1732; her email address is: tricri@mindspring.com

As verification that we are beneficial owners of common stock in General Motors, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio through the date of the annual meeting.

Respectfully yours,

Nora M. Nash, osf

Nora M. Nash, OSF
Director, Corporate Social Responsibility

Enclosures

cc: Patricia A. Daly, OP
Leslie Lowe, ICCR
Julie Wokaty, ICCR

Office of Corporate Social Responsibility
609 South Convent Road · Aston, PA 19014-1207
610-558-7661 · Fax: 610-558-5855 · E-mail: nnash@osfphila.org · www.osfphila.org

School Sisters of Notre Dame Cooperative Investment Fund
Social Responsibility Office
336 East Ripa Avenue
St.Louis, MO 63125-2800
phone and fax: 314-638-5453
e-mail: SuMaJor@aol.com

RECEIVED
JAN - 3 2006
G.R. WAGONER, JR.

December 22, 2005

Mr. G. Richard Wagoner, Jr., Chair and CEO
General Motors Corporation
MC 482-C38-B71
300 Renaissance Center
PO Box 300
Detroit, MI 48265-3000

Dear Mr. Wagoner:

As you know, religious investors are increasingly concerned about the financial and social responsibility of the companies in which they invest. It is our conviction that our economic behavior must show concern for the good of the human family.

We believe that management has an ongoing fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response associated with climate change, particularly as it relates to an emerging business reality. That is why we are joining with other shareholders in asking the company to report on its plans for emissions reduction and its competitive positioning strategy.

The School Sisters of Notre Dame Cooperative Investment Fund is the beneficial owner of 100 shares of General Motors stock. Verification of ownership of the shares is enclosed. The stock will be held at least through the date of the annual meeting.

I am hereby authorized to notify you of our intention to join with the Community of the Sisters of St. Dominic of Caldwell, NJ, (Patricia A. Daly is the contact) and other shareholders, in submitting the attached proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

We hope that the Board of Directors will agree to support and implement this shareholder resolution.

Sincerely,

Susan Jordan, SSND

Susan Jordan, SSND
Social Responsibility Agent for the Board of Directors,
School Sisters of Notre Dame Cooperative Investment Fund


School Sisters of Notre Dame
St. Louis Province

320 East Ripa Avenue
St. Louis, MO 63125-2897
314-544-0455 voice
314-544-6754 fax
www.ssnd-sl.org

RECEIVED
JAN - 3 2006
G.R. WAGONER, JR.

December 21, 2005

Mr. G. Richard Wagoner, Jr., CEO
General Motors Corporation
MC 482-C38-B71
300 Renaissance Center, PO Box 300
Detroit, MI 48265-3000

Dear Mr Wagoner:

I am writing you on behalf of the School Sisters of Notre Dame, an international religious congregation committed to the well-being and quality of life of the human family throughout the world.

We believe we are all responsible for preserving our universe. Global warming is a real threat to the future of this planet. We feel that our company needs to do its part to create a more sustainable future for our earth and would like our company to share a report on Emissions Reduction & Competitive Positioning Strategy.

The School Sisters of Notre Dame of St. Louis are the beneficial owners of 1,000 shares of General Motors common stock. Verification of ownership of the shares is attached. We have held this stock continuously for over a year and intend to hold the stock at least through the date of the annual meeting.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Patricia A. Daly of the Community of the Sisters of St. Dominic of Caldwell, NJ. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the next stockholders meeting in accordance with Rule 14-a 8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholders' meeting to move the resolution. We hope that the company will be willing to dialogue with the filers about this proposal.

We were happy to see the Climate Report released by Ford yesterday. We hope that the Board of Directors will agree to support and implement this shareholder resolution.

Sincerely,

Sister Linda Jansen, SSND

Sister Linda Jansen, SSND
Provincial Treasurer

Transforming the World through Education


1830-2005

Dominican Sisters, St. Mary of the Springs

2320 Airport Dr., Columbus, Ohio 43219-2098

RECEIVED

JAN - 3 2006

G.R. WAGONER, JR.

December 23, 2005

Mr. G. Richard Wagoner, Jr., Chair and CEO
General Motors Corporation
MC 482-C38-B71
300 Renaissance Center, PO Box 300
Detroit, MI 48265-3000

Dear Mr. Wagoner:

The Dominican Sisters, St. Mary of the Springs, Columbus, OH is a religious order of women seeking to reflect its values, principles and mission in its investment decisions.

As a concerned investor we evaluate a company on its social, environmental and financial performance. We are very troubled by our company's failure to significantly reduce greenhouse gas emissions.

The Dominican Sisters, St. Mary of the Springs, Columbus, OH is the beneficial owner of 54,000 shares of General Motors common stock. Through this letter I notify you of our co-sponsorship of the enclosed resolution with the Community of the Sisters of St. Dominican of Caldwell, NJ, and other concerned investors. We present it for inclusion in the proxy statement for action at the next stockholder meeting in accordance with Rule 14, A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a co-sponsor of this resolution with the Community of the Sisters of St. Dominic of Caldwell, NJ, in the company proxy statement.

Proof of ownership of common stock in the company is enclosed. We have held the requisite amount of stock for over a year and intend to maintain ownership through the date of the annual meeting. Patricia A. Daly, OP, representing the Community of the Sisters of St. Dominic of Caldwell, NJ, will serve as primary contact for the co-sponsors.

Sincerely,

Helena M Sause, OP

Sister Helena Sause, OP
Dominican Sisters, St. Mary of the Springs, Columbus, OH

cc: Patricia A. Daly, OP
Leslie Lowe - ICCR
Julie Wokaty - ICCR



RECEIVED
JAN - 3 2006
G.R. WAGONER, JR.

Benedictine Sisters

285 Oblate Drive
San Antonio, TX 78216
210-348-6704 phone
210-348-6745 fax
December 29, 2005

G. Richard Wagoner Jr.
Chief Executive Officer
General Motors Corp.
MC 482-C38-B71
300 Renaissance Center
Detroit, MI 48265-3000

Re: **Shareholder Proposal** for 2006 Annual Meeting

Dear Mr. Wagoner:

As a religiously sponsored organization, the Benedictine Sisters of Boerne, Texas seek to reflect its values, principles and mission in its investment decisions. Therefore, we present the attached resolution for inclusion in the proxy statement for action at the annual meeting in 2006 in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. We will co-file with Community of the Sisters of St. Dominic of Caldwell, NJ as a sponsor of this resolution in the company proxy statement.

The Benedictine Sisters have held the required $2,000 worth of the shares for at least a year and we intend to maintain ownership through the date of the annual meeting. Verification of ownership will be provided.

There will be a representative present at the annual meeting to present this resolution as required by SEC rules. Sr. Patricia Daly, OP will serve as the primary contact and can be reached at 973-579-9919 or tricri@mindspring.com. We would welcome dialogue with representatives of our company, which might lead to withdrawal of the resolution prior to the 2006 annual meeting.

Sincerely,

Sr. Susan Mika

Sr. Susan Mika, OSB
Director of Corporate Responsibility

Enclosure

Sisters of St. Joseph

Sisters of St. Joseph
Patricia Warbritton SSJ
Treasurer
3427 Gull Road PO Box 34
Nazareth, MI 49074-0034

Phone: 269-381-6290 ext. 224
FAX: 269-381-6290
email: pwarbritton@ssjnazareth.org

RECEIVED
JAN - 3 2006
G.R. WAGONER, JR.

December 20, 2005

Mr. G. Richard Wagoner Jr., CEO
General Motors Corporation
MC 482-C39-B50
300 Renaissance Center P.O. Box 300
Detroit, MI 48265-3000

Dear Mr. Wagoner,

The Sisters of St. Joseph of Nazareth, MI are very concerned about our environment and the threat of carbon dioxide emissions which cause global warming. Our concern is the sometimes shortsighted vision corporations have with issues such as the environment. What seems good in the short run may very well be harmful in the long run.

We are owners of 100 shares of common stock in the company. Proof of ownership of shares of common stock is enclosed, and it is our intent to maintain ownership of these shares through the date of the annual meeting.

As shareholders we are concerned about our company's leadership in this area. We are hopeful that General Motors, under your leadership, will become a major voice in re-examining the issue and how we can change the direction of automobile design and production in our world.

Through this letter we are now notifying the company of our co-filing of the enclosed resolution filed by Patricia A. Daly, OP of the Community of the Sisters of St. Dominic of Caldwell, NJ. We present it for inclusion in the proxy statement for a vote at the next shareholder meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

If for any reason you should desire to oppose the adoption of this proposal by the shareholders, please include in the corporation's proxy material our indicated support of the proposal, as required by the aforesaid Rules and Regulations.

Sincerely,



Patricia Warbritton, SSJ
Treasurer

2 enclosures



of LaGrange
1515 W. Ogden Ave. • LaGrange Park, IL • 60526-1721 • 708.354.9200 • fax 708.354.9573

December 21, 2005

G. Richard Wagoner, Jr. CEO
General Motors Corporation
MC 482-C38-B71
P.O.300 Renaissance Center
Detroit, MI 48265-3000

Dear Mr. Wagoner;

The Sisters of St. Joseph of La Grange are owners of 1500 shares of common stock in General Motors Corporation. We are concerned about the environment and also about the social responsibilities of the companies in which we invest. We are certain that it is possible for corporations to be both concerned about the social implications of their policies and also to make a fair profit for investors.

Greenhouse gas emissions from passenger vehicles are a continuing significant source of pollution contributing to global climate change. Our company, along with others in the automotive industry, has opposed the imposition of stricter federal and state standards for fuel economy and emissions, yet we are unaware of any proposed alternatives to achieve comparable results. We believe that an ambitious and pro active plan for improved fuel efficiency is both socially responsible and most advantageous for investors, now and longer term.

Through the letter we are now notifying the company of our sponsorship of the enclosed resolution and present it for inclusion in the proxy statement for a vote at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are filing this resolution along with other concerned investors. The primary contact for you for the filers, Community of the Sisters of St. Dominic of Caldwell, New Jersey, is Sister Patricia Daly, O.P.

Proof of ownership of shares of common stock in our company for at least the last twelve months is attached. It is our intent to maintain ownership of these shares through the date of the annual meeting.

It is our tradition, as religious investors, to seek dialogue with companies to discuss the issues involved in the resolutions. We hope that a dialogue of this sort is of interest to you as well.

Sincerely,

Joellen Sbrissa, CSJ

Joellen Sbrissa, CSJ
Chairperson,
Social Responsible Investments Committee

Enc. Resolution
Verification of stock Ownership

cc: Leslie Lowe (Interfaith Center on Corporate Responsibility)
Patricia Daly, OP (Sisters of St. Dominic of Caldwell, New Jersey

The Sisters of St. Joseph of LaGrange are dedicated to a Mission of Unity, uniting neighbor with neighbor and neighbor with God.

03/07/2006 12:57 1 GR WAGONER JR PAGE 01/01

To: G. Lane
c: S. Colby

RECEIVED
MAR - 7 2006
OFFICE OF SECRETARY
DETROIT



RECEIVED
MAR 07 2006
G.R. WAGONER, JR.

State of Connecticut
Office of the Treasurer

DENISE L. NAPPIER
TREASURER

HOWARD G. RIFKIN
DEPUTY TREASURER

C: EAL
GEL
NEP
GRW
3-7-06

February 28, 2006

Mr. G. Richard Wagoner Jr.
Chair of the Board and CEO
General Motors Corporation
300 Renaissance Center, PO Box 300
Detroit, MI 48265-3000

Dear Mr. Wagoner:

The purpose of this letter is to withdraw the shareholder resolution co-filed by the Connecticut Retirement Plans and Trust Funds ("CRPTF") and submitted to General Motors on December 20, 2005. We are withdrawing our resolution based on the commitment from your company to meet with us to discuss the issue in more detail.

We are pleased that our discussions to date have enabled us to reach this agreement with General Motors. The time you devoted to achieve this result is much appreciated.

Sincerely,

Howard Rifkin
Deputy Treasurer

cc: Patricia A. Daly, OP
Exec Director, Tri State Coalition for Responsible Investors

M E Poles



State of Connecticut

Office of the Treasurer

DENISE L. NAPPIER
TREASURER

HOWARD G. RIFKIN
DEPUTY TREASURER

December 20, 2005

RECEIVED
DEC 22 2005
G.R. WAGONER, JR.

cc: Ann Larussa
Susan Colley
Beth Lowery

Mr. G. Richard Wagoner Jr.
Chair of the Board and CEO
General Motors Corporation
MC 482-C39-B50
300 Renaissance Center, PO Box 300
Detroit, MI 48265-3000

Dear Mr. Wagoner:

The purpose of this letter is to inform you the Connecticut Retirement Plans and Trust Funds ("CRPTF") is co-sponsoring the resolution submitted by Sisters of Saint Dominic of Caldwell, New Jersey – a copy of which is attached.

As the Deputy State Treasurer, I hereby certify that the CRPTF has been a shareholder of the minimum number of shares required of your company for the past year. Furthermore, as of December 19, 2005, the CRPTF held 154,500 shares of General Motors stock valued at approximately $3,253,256. The CRPTF will continue to hold General Motors shares through the annual meeting date.

Please do not hesitate to contact Donald Kirshbaum, Investment Officer for Policy at (860) 702-3164, if you have any questions or comments concerning this resolution.

Sincerely,

Howard G. Rifkin
Deputy State Treasurer

Attachments

cc: Patricia A. Daly, OP
Executive Director
Tri-State Coalition for Responsible Investors

FACSIMILE COVER SHEET
GENERAL MOTORS LEGAL STAFF

DATE: ***3/10/06*** ***NUMBER OF PAGES: 11***
(including cover sheet)

RECEIVED
2006 MAR 10 PM 3:11
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

PLEASE DELIVER THE FOLLOWING PAGES TO:

NAME: ***Mark Villardo***

FROM: ***Anne T. Larin***

PHONE: ***313/665-4927*** ***FAX: 313/665-4979***

If transmission is not complete, please call Tia at 313/665-4925 (on the GM Network, 8/255-4924).

Dear Mr. Villardo:

As I told you in the voice mail I left for you, I am sending copies of the signed letter of we received from Sister Patricia Daly of the Sisters of St. Dominic of Caldwell New Jersey withdrawing a stockholders resolution, as described in my letter to the Staff dated February 28, 2006. I am also sending the letters from the co-filers of the proposal, all of whom designated Sister Patricia as the contact person. The Connecticut Retirement Plans and Trust Funds referred to the Sisters of St. Dominic and Sister Patricia but did not expressly designate her as their representative, so I am also sending a letter of withdrawal from the State of Connecticut.

Please let me know if you need any more information on this matter.

Sincerely,



(The information contained in the attached facsimile is confidential and may also be subject to attorney-client privilege. The information is intended only for the use of the individual to whom it is addressed. If you are not the addressee, or the agent or employee responsible for delivering it to the addressee, you are hereby notified that any use, dissemination, distribution, or copying of this communication is prohibited. If you have received this facsimile in error, please immediately notify us by telephone. Thank you.)



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

February 7, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

RECEIVED
2006 FEB -9 PM 1:36
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the following proposal received from the Sisters of St. Dominic of Caldwell New Jersey on December 22, 2005, and subsequently from several co-filers (Exhibit A), from the General Motors Corporation proxy materials for the 2006 Annual Meeting of Stockholders:

> **Resolved**: The shareholders request that a committee of independent directors of the Board assess (a) how the Company will ensure competitive positioning based on emerging near and long-term GHG regulatory scenarios at the state, regional, national and international levels, (b) how the Company plans to comply with California's greenhouse gas standards, and (c) how the Company can significantly reduce GHG emissions from its national fleet of vehicle product (using a 2005 baseline) by 2015 and 2025, and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2006.

General Motors intends to omit the proposal under Rule 14a-8(i)(12)(ii), on the grounds that it deals with substantially the same subject matter as two other proposals that have been included in GM's proxy materials within the past five calendar years and in 2005 when the topic was most recently submitted, it received less than six percent of the stockholder vote.

The proxy materials for General Motors' 2005 annual meeting of stockholders included the following proposal (Exhibit B), which was identical to the 2006 proposal except for changes in the dates:

> **Resolved**: The shareholders request that a committee of independent directors of the Board assess (a) how the Company will ensure competitive positioning based on emerging near and long-term GHG regulatory scenarios at the state, regional, national and international levels, (b) how the Company plans to comply with California's

> greenhouse gas standards, and (c) how the Company can significantly reduce GHG emissions from its national fleet of vehicle product (using a 2004 baseline) by 2014 and 2024, and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2005.

The proxy material for General Motors' 2004 annual meeting of stockholders included the following proposal (Exhibit C):

> **Resolved**: that the Company report to shareholders (at reasonable cost and omitting proprietary information) by August 2004: (a) performance data from the years 1994 through 2003 and ten-year projections of estimated total annual greenhouse gas emissions from its products in operation; (b) how the company will ensure competitive positioning based on emerging near and long-term GHG regulatory scenarios at the state, regional, national and international levels, and (c) how the Company can significantly reduce GHG emissions from its national fleet of vehicle product (using a 2004 baseline) by 2014 and 2024.

While the language is arranged differently and the dates are adjusted, this resolution differs from the 2006/2005 proposal only in requiring past data regarding annual greenhouse emissions and not specifically referring to California's greenhouse gas standards; its subject matter—reporting on greenhouse gas emissions attributable to GM's products and related planning—is substantially the same.

Accordingly, GM's proxy materials during the past five years have included at least two proposals dealing with substantially the same subject matter as the 2006 proposal, reporting on greenhouse gas emissions attributable to GM products and company plans to reduce those emissions and comply with applicable regulations.

"Substantially the same subject matter," as that phrase is used in Rule 14a-8(i)(12), does not mean that the prior proposals must be identical. The Staff has consistently taken the position that Rule 14a-8(i)(12) does not require that the proposals, or their subject matters, be identical in order for a company to be able to exclude the later submitted proposal. In fact, when considering whether a proposal deals with substantially the same subject matter, the Staff has focused on the "substantive concerns" raised by the proposal as the essential consideration, rather than the specific language or corporate action proposed to be taken. The Staff has consistently concurred with the exclusion of proposals under Rule 14-8(i)(12) when the proposals in question share similar underlying issues with the prior proposals, even if the subsequent proposals proposed that the company take different actions. See Bank of America Corporation (February 25, 2005); The Home Depot, Inc. (February 10, 2005); Saks Incorporated (March 1, 2004); Bristol-Myers Squibb Company (Feb. 11, 2004); ChevronTexaco Corporation (Feb. 3, 2004); Dillards, Inc. (March 22, 2002).

In the current situation, all the proposals deal with requiring that General Motors provide information about how its products contribute to greenhouse gas emissions and how the Corporation plans to reduce those emissions and comply with the applicable present and future

regulations. As reported in GM's Form 10-Q for the quarter ended June 30, 2005 (Exhibit D), the proposal in 2005 received 17,800,637 votes, with 298,968,298 votes against, for a 5.6% vote in favor. Under subsection (ii) of Rule 14a-8(i)(12)(ii), a proposal may be excluded if it received less than six percent of the vote if it had been proposed twice previously during the past five years. General Motors believes that exclusion is appropriate here, where stockholders have had ample opportunity to consider this issue and where they have consistently given strong support to the Corporation's position.

Since 2003, GM's proxy statement has each year included a detailed description of the Corporation's policy, practices, and plans with regard to greenhouse gas emissions. General Motors annually compiles a report on its global greenhouse gas emissions and, as part of its 2004/05 Annual Corporate Responsibility Report, published a document titled, GM's global climate policy, "Greenhouse Gas Emissions – The Public Policy Dimension" (the "Report") (Exhibit E), which is available at General Motors' website at http://www.gm.com/company/gmability/sustainability/reports/05/index.html.

The Public Policy Committee of the GM Board of Directors, which is wholly comprised of independent directors, periodically reviews GM's strategies and plans in the areas of advanced technology, fuel economy, and environmental performance to ensure that GM is strongly positioned to compete today and into the future. General Motors has publicly announced plans to reduce further CO2 emissions from its global facilities by 12.5% by 2006 from 2000 levels. Finally, General Motors has widely communicated its continuing investment in fuel cell technologies, which offer the promise of eliminating CO2 emissions from vehicles when hydrogen is available from renewable sources; its hybrid vehicle plan, with hybrid pickup trucks and city bus drive systems available today, and the planned introduction of more models of hybrid cars and trucks over the next several years; and its leadership in fuel economy today on a model-to-model basis, with continuing refinements to improve further fuel economy in gas and diesel-powered vehicles.

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2006 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Sr. Patricia A. Daly, OP
Sisters of St. Dominic of Caldwell New Jersey

EXHIBIT A

RECEIVED

DEC 22 2005

G.R. WAGONER, JR.

cc: Anne Larin, N E Polis, Susan Colby, Beth Lowery

Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility
52 Old Swartswood Station Road
Newton, NJ 07860-5103

973 579-1732 voice
973 579-9919 fax
tricri@mindspring.com

December 20, 2005

Mr. G. Richard Wagoner, Jr.,
Chair of the Board and CEO
General Motors Corporation
MC 482-C39-B50
300 Renaissance Center, PO Box 300
Detroit, MI 48265-3000

Dear Mr. Wagoner:

The Dominicans Sisters of Caldwell and members of ICCR, respectfully request the independent members of our Board of Directors report on the business plan to address the need for more fuel-efficient vehicles and reduced greenhouse gas emissions. Today, The Ford Motor Company has released such a report.

As shareholders, we are very sensitive to the many challenges currently facing our company and want to support you in the initiatives for fiscal health. Indeed, we believe that a case can be made that earlier initiatives to reduce greenhouse gas emissions and bring on more fuel-efficient vehicles by the management of General Motors would have alleviated the severity of the current fiscal picture.

The Community of the Sisters of St. Dominic of Caldwell, NJ is the beneficial owner of seventy five (75) shares of General Motors, which we intend to hold at least until after the next annual meeting. Verification of ownership is attached.

I am hereby authorized to notify you of our intention to file the attached proposal asking the Board of Directors to report on emissions reduction and competitive positioning strategy, for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of The Securities and Exchange Act of 1934.

While there will be other shareholders submitting this resolution, I will serve as the primary contact for these concerns.

Sincerely,



Patricia A. Daly, OP
Corporate Responsibility Representative

Report on Emissions Reduction and Competitive Positioning Strategy 2006 – General Motors

Whereas:

In the past two years higher, more volatile fuel prices in the U.S. has changed the purchasing patterns of consumers disrupting the financial health of our company. The latest federal projections suggest gasoline prices will be significantly higher over the next decade (Energy Information Administration, *Annual Energy Outlook, 2006*).

In the U.S., passenger cars and light trucks account for one-fifth of all annual U.S. carbon dioxide emissions linked to climate change.

General Motors bears the auto industry's highest "carbon burden" – or total carbon dioxide emissions associated with its fleet, due in part to the poor fuel efficiency of its products, not just the size of its fleet.

Worldwide consensus that greenhouse gas (GHG) emissions need to be reduced continues to grow, with ratification of the Kyoto Protocol causing many countries to enact limits on these emissions. Already, the European Union and some U.S. states have enacted similar limits, and Canada's reduction target of 25% is due by 2010.

In September 2004, the California Air Resources Board adopted regulations requiring new vehicle GHG emissions reduction in California starting in model year 2009; other states are following. Roughly, one-quarter of the US vehicle market is currently required to meet California's standards, which will include GHG emissions standards.

Increasingly stringent fuel efficiency standards in major markets are creating business opportunities markets favorable to automakers with lower carbon burdens and agility in introducing clean technology vehicles.

Competitors Honda and Toyota, whose fleetwide fuel economy averages are already higher than average, have been moving quickly to introduce advanced technology vehicles with low GHG emissions to consumers. Toyota successfully introduced hybrid vehicles to the U.S. market in 1998, and has moved to the second generation of hybrid technology. Toyota and Honda are projected to dominate the market for hybrids over the next five years.

While GM is investing in advanced technologies such as hybrids and hydrogen fuel cells and plans to bring some advanced technologies and some improved conventional technologies to market in select products, our Company has not reported to investors its expectations for reductions in GM's overall carbon burden or its ability to meet near-and long-term emerging global competitive and regulatory scenarios.

Resolved: The shareholders request that a committee of independent directors of the Board assess (a) how the Company will ensure competitive positioning based on emerging near and long-term GHG regulatory scenarios at the state, regional, national and international levels, (b) how the Company plans to comply with California's greenhouse gas standards, and (c) how the Company can significantly reduce GHG emissions from its national fleet of vehicle product (using a 2005 baseline) by 2015 and 2025, and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2006.

SUPPORTING STATEMENT

We believe management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response associated with climate change, particularly as it relates to an emerging business reality. Last year Ford agreed to this request and published its report in December 2005.

EXHIBIT B

change may create substantial new opportunities for proactive firms capable of meeting demand for cleaner, more efficient technologies in the global marketplace.

Vehicles offered by competitors Honda and Toyota emit less carbon because they offer better-than-average fuel economy. Moreover, these companies have been moving quickly to introduce advanced technology vehicles to consumers. Toyota successfully introduced hybrid vehicles three model years ago, and has already moved to the second generation of hybrid technology. Toyota has outpaced the U.S. companies on car sales, and has substantially increased its share in the light truck market.

General Motors is investing heavily in advanced technologies such as hybrids and hydrogen fuel cells and is also planning to bring some advanced technologies and some improved conventional technologies to market in select products. However, GM has not reported to investors their expectations for reductions in GMs overall carbon burden or their ability to meet near- and long-term emerging global competitive and regulatory scenarios.

We believe that commercial production of these advanced technologies could invigorate the supply chain and product sales for the domestic auto industry as it transforms from a 20th to 21st century technology base.

Resolved: that the Company report to shareholders (at reasonable cost and omitting proprietary information) by August 2004: (a) performance data from the years 1994 through 2003 and ten-year projections of estimated total annual greenhouse gas emissions from its products in operation; (b) how the company will ensure competitive positioning based on emerging near and long-term GHG regulatory scenarios at the state, regional, national and international levels; (c) how the Company can significantly reduce greenhouse gas emissions from its fleet of vehicle product (using a 2003 baseline) by 2013 and 2023."

The Board of Directors recommends a vote AGAINST the adoption of this proposal for the following reasons:

As a full-line vehicle manufacturer, we offer a range of competitive vehicles to meet the needs of consumers. In the conduct of our business, we take steps to reduce the environmental aspects of our products and operations, consistent with the GM Environmental Principles. CO_2 emissions from cars and light duty trucks in the United States are determined by a number of factors, including what products customers select and how they choose to use them, as well as other factors such as infrastructure, transit alternatives, land use, and traffic patterns.

The relative performance of various automakers in terms of meeting customers' needs with fuel efficient products is best measured by "Like-Model Vehicle Comparisons" which consider similar product offerings by each competitor in terms of vehicle size, engine displacement, number of cylinders, type of transmission, and drivetrain. GM has product entries in 122 of the 172 industry car, truck, van, and sport utility 2004 model year comparisons and leads in fuel economy in 77, or 63% of all comparisons where we have a competing product. For comparison, Toyota is ahead in 27 out of 63 comparisons, or 43% of comparisons where it has a competing product, and Honda is ahead in 9 out of 26 comparisons, or 35% of comparisons where it has a competing product.

Under such analysis, GM is a leader both in the total number of car and truck comparisons with the best fuel economy, and in terms of the percentage of leaders in the segments in which we offer products.

We continue to improve the fuel efficiency of our vehicles, even as we add more safety features and customer convenience options, enhance utility and performance, and reduce emissions from our products. We are introducing fuel-saving technologies such as Displacement-on-Demand and continuously variable transmissions to our conventional powertrains. We are focusing our hybrid offerings where the technology will make the most impact — on higher fuel-consuming vehicles. We are now producing and selling hybrid bus powertrain systems that can improve fuel economy by up to 60% compared to the conventional buses they are replacing. We are also bringing hybrids to one of the most popular mass market vehicle segments by producing and selling the industry's first hybrid pick-up truck. We also will be introducing additional hybrid models over the coming years. We are a leader in pioneering work on fuel cells, which offer an opportunity to essentially eliminate CO_2 and other air emissions from motor vehicles, when hydrogen from renewable

sources is available. This is a balanced approach to marketplace competitiveness and environmental responsibility through technological leadership.

Information on the fuel economy of our products is publicly available. Reports of the sort proposed would be of little value, since they would depend on a host of variables, speculative assumptions, and market forces which manufacturers alone do not control. We believe that with our current leadership in fuel economy on a model-to-model basis and our technology plan, GM is positioned to perform strongly in the marketplace while continuing to do our part in addressing environmental issues.

The Board of Directors recommends a vote AGAINST this stockholder proposal, Item No. 7. Proxies solicited by the Board of Directors will be so voted unless stockholders specify a different choice.

Item No. 8

Lucy M. Kessler, 7802 Woodville Road, Mt. Airy, MD 21771, owner of approximately 200 shares of Common Stock, has given notice that she intends to present for action at the annual meeting the following resolution:

> "RESOLVED: Shareholders request that our Board of Directors seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 200% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance agreements or employment agreements with golden parachute or severance provisions.
>
> This includes that golden parachutes not be given for a change in control or merger which is approved but not completed. Or for executives who transfer to the successor company. This proposal would include to the fullest extent each golden parachute that our Board has or will have the power to grant or modify.
>
> Our company would have the flexibility under this proposal of seeking approval after the material terms of a golden parachute were agreed upon.
>
> In the view of certain institutional investors . . .
> Golden parachutes have the potential to:
> 1) Create the wrong incentives
> 2) Reward mis-management
> A change in control can be more likely if our executives do not maximize shareholder value. Golden parachutes can allow our executives to walk away with millions even if shareholder value languishes during their tenure.
>
> 54% Shareholder Support
> The 17 shareholder proposals voted on this topic in 2003 achieved an impressive 54% average supporting vote based on yes and no votes cast.
>
> The potential magnitude of golden parachutes for executives was highlighted in the failed merger of Sprint (FON) with MCI WorldCom. Investor and media attention focused on the estimated $400 million payout to Sprint Chairman William Esrey. Almost $400 million would have come from the exercise of stock options that vested when the deal was approved by Sprint's shareholders.
>
> Another example of questionable golden parachutes is the $150 million parachute payment to Northrop Grumman executives after the merger with Lockheed Martin fell apart. Kent Kresa, now a GM director, was then Chairman of Northrop Grumman.
>
> Independent Support for Shareholder Input on Golden Parachutes
> Institutional investors recommend companies seek shareholder approval for golden parachutes. For instance the California Public Employees Retirement System (CalPERS) said, 'shareholder proposals requesting submission of golden parachutes to shareholder vote will

The Board of Directors recommends a vote AGAINST the adoption of this proposal for the following reasons:

The Board of Directors opposes this proposal because it does not believe cumulative voting is in the best interests of GM and its stockholders. Cumulative voting could impair the effective functioning of the Board by electing a Board member obligated to represent the special interest of a small group of stockholders, rather than all of GM's stockholders. Cumulative voting also introduces the possibility of partisanship among Board members, which could weaken their ability to work effectively together, a requirement essential to the successful functioning of any board of directors. In addition, cumulative voting allows stockholders a voice in director elections that is disproportionate to their economic investment in the Corporation. GM, like most other major corporations, provides that each share of Common Stock is entitled to one vote for each available director's seat, and each director is elected by stockholders representing a plurality of all shares voted. Under Delaware law, GM's Board represents all stockholders fairly and equally, and non-cumulative voting encourages each director's sense of responsibility toward all the stockholders, without special loyalty to any one group. In contrast, cumulative voting can have undesirable effects since directors so elected might be principally concerned about representing and acting in the interest of special groups of stockholders rather than in the interests of all stockholders. At General Motors, all of our stockholders are minority owners, although some stockholders have more extensive holdings than others. The Board does not believe that any minority of stockholders should be advantaged or disadvantaged compared with all other stockholders.

General Motors' stockholders, at the 2003 meeting, and on 17 previous occasions, rejected a proposal for cumulative voting and should continue to do so. At GM, cumulative voting is not necessary to provide management accountability. The Board is committed to continuing its strong corporate governance practices, which include such safeguards as an annually elected Board, a substantial majority of independent directors, exclusively independent membership of key Board committees, confidential voting, absence of "dead hand poison pill," and published Board governance guidelines and committee charters.

This proposal would alter the current process in such a way that could permit stockholders representing less than a plurality of all shares to elect a director. Since each director oversees the management of the Corporation for the benefit of all stockholders, the Board believes that changing the current voting procedure would not be in the best interests of all stockholders and therefore recommends a vote against this proposal.

The Board of Directors recommends a vote AGAINST this stockholder proposal, Item No. 4. Proxies solicited by the Board of Directors will be so voted unless stockholders specify a different choice.

Item No. 5

The Community of the Sisters of St. Dominic of Caldwell, NJ, 52 Old Swartswood Station Road, Newton, NJ 07860-5103, owners of approximately 75 shares of Common Stock, and other filers have given notice that they intend to present for action at the annual meeting the following resolution:

"Whereas:

In the U.S., passenger cars and light trucks account for one-fifth of all annual U.S. carbon dioxide emissions linked to climate change.

General Motors bears the auto industry's highest 'carbon burden' – or total carbon dioxide emissions associated with its fleet, due in part to the poor fuel efficiency of its products, not the size of its fleet.

Worldwide consensus that greenhouse gas (GHG) emissions need to be reduced continues to grow, with ratification of the Kyoto Protocol causing many countries to enact limits on these emissions. Already, the European Union and some U.S. states have enacted similar limits, and Canada's reduction target of 25% is due by the end of the decade.

In September 2004, the California Air Resources Board adopted regulations requiring vehicle emissions reduction in California; other states will follow. Roughly one-quarter of

EXHIBIT C

The Board of Directors recommends a vote AGAINST the adoption of this proposal for the following reasons:

The Board of Directors opposes this proposal because it does not believe cumulative voting is in the best interests of GM and its stockholders. Cumulative voting could impair the effective functioning of the Board by electing a Board member obligated to represent the special interest of a small group of stockholders, rather than all of GM's stockholders. Cumulative voting also introduces the possibility of partisanship among Board members, which could weaken their ability to work effectively together, a requirement essential to the successful functioning of any board of directors. In addition, cumulative voting allows stockholders a voice in director elections that is disproportionate to their economic investment in the Corporation. GM, like most other major corporations, provides that each share of Common Stock is entitled to one vote for each available director's seat, and each director is elected by stockholders representing a plurality of all shares voted. Under Delaware law, GM's Board represents all stockholders fairly and equally, and non-cumulative voting encourages each director's sense of responsibility toward all the stockholders, without special loyalty to any one group. In contrast, cumulative voting can have undesirable effects since directors so elected might be principally concerned about representing and acting in the interest of special groups of stockholders rather than in the interests of all stockholders. At General Motors, all of our stockholders are minority owners, although some stockholders have more extensive holdings than others. The Board does not believe that any minority of stockholders should be advantaged or disadvantaged compared with all other stockholders.

General Motors' stockholders, at the 2003 meeting, and on 17 previous occasions, rejected a proposal for cumulative voting and should continue to do so. At GM, cumulative voting is not necessary to provide management accountability. The Board is committed to continuing its strong corporate governance practices, which include such safeguards as an annually elected Board, a substantial majority of independent directors, exclusively independent membership of key Board committees, confidential voting, absence of "dead hand poison pill," and published Board governance guidelines and committee charters.

This proposal would alter the current process in such a way that could permit stockholders representing less than a plurality of all shares to elect a director. Since each director oversees the management of the Corporation for the benefit of all stockholders, the Board believes that changing the current voting procedure would not be in the best interests of all stockholders and therefore recommends a vote against this proposal.

The Board of Directors recommends a vote AGAINST this stockholder proposal, Item No. 4. Proxies solicited by the Board of Directors will be so voted unless stockholders specify a different choice.

Item No. 5

The Community of the Sisters of St. Dominic of Caldwell, NJ, 52 Old Swartswood Station Road, Newton, NJ 07860-5103, owners of approximately 75 shares of Common Stock, and other filers have given notice that they intend to present for action at the annual meeting the following resolution:

"Whereas:

In the U.S., passenger cars and light trucks account for one-fifth of all annual U.S. carbon dioxide emissions linked to climate change.

General Motors bears the auto industry's highest 'carbon burden' – or total carbon dioxide emissions associated with its fleet, due in part to the poor fuel efficiency of its products, not the size of its fleet.

Worldwide consensus that greenhouse gas (GHG) emissions need to be reduced continues to grow, with ratification of the Kyoto Protocol causing many countries to enact limits on these emissions. Already, the European Union and some U.S. states have enacted similar limits, and Canada's reduction target of 25% is due by the end of the decade.

In September 2004, the California Air Resources Board adopted regulations requiring vehicle emissions reduction in California; other states will follow. Roughly one-quarter of

the US vehicle market is currently required to meet California's standards, to which the greenhouse gas regulations will eventually be added.

Fuel-efficiency standards more stringent than U.S. standards have recently been approved in China, the fastest-growing passenger car market in the world. Most of GM's SUVs sold today in the U.S. would be illegal for sale in China by 2008.

These standards are creating markets favorable to automakers with lower carbon burdens and agility in introducing clean technology vehicles.

Competitors Honda and Toyota, already offering vehicles with better than average fuel economy, have been moving quickly to introduce lower-emission advanced technology vehicles to consumers. Toyota successfully introduced hybrid vehicles to the U.S. market three model years ago, and has already moved to the second generation of hybrid technology. Toyota is now poised to sell more cars in the U.S. than Chevrolet and Ford combined (Associated Press 9/5/03).

In January, 2004, General Motors delayed the production of its first full hybrid vehicle, the Saturn Vue SUV, in order to develop new technologies not already patented by Toyota.

While GM is investing in advanced technologies such as hybrids and hydrogen fuel cells and plans to bring some advanced technologies and some improved conventional technologies to market in select products, our Company has not reported to investors its expectations for reductions in GM's overall carbon burden or its ability to meet near- and long-term emerging global competitive and regulatory scenarios.

Resolved: The shareholders request that a committee of independent directors of the Board assess (a) how the Company will ensure competitive positioning based on emerging near and long-term GHG regulatory scenarios at the state, regional, national and international levels, (b) how the Company plans to comply with California's greenhouse gas standards, and (c) how the Company can significantly reduce greenhouse gas emissions from its national fleet of vehicle product (using a 2004 baseline) by 2014 and 2024, and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2005.

We believe management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response associated with climate change, particularly as it relates to an emerging business reality."

The Board of Directors recommends a vote AGAINST the adoption of this proposal for the following reasons:

The Public Policy Committee of the GM Board of Directors, which is wholly comprised of independent directors, periodically reviews GM's strategies and plans in the areas of advanced technology, fuel economy, and environmental performance to ensure that GM is strongly positioned to compete today and into the future.

With respect to its facilities, General Motors has publicly announced plans to further reduce CO_2 emissions from its global facilities by 8% by 2005 from 2000 levels.

With respect to its vehicles, General Motors has communicated widely (a) its continuing investment in fuel cell technologies which offer the promise of eliminating CO_2 emissions from vehicles when hydrogen from renewable sources is available, (b) its hybrid vehicle plan, with hybrid pickup trucks and city bus drive systems available today, and the planned introduction of more models of hybrid cars and trucks over the next several years, (c) its leadership in fuel economy today on a model-to-model basis, with continuing refinements to further improve the fuel economy in gas and diesel-powered vehicles.

GM is continuing to improve the fuel efficiency of its vehicles, even as it adds more safety features, customer convenience options, enhances utility and performance and addresses other environmental aspects of its products. While GM is increasingly leveraging its global engineering capabilities to achieve efficiencies across common global vehicle architectures, GM's product portfolio for each country is specifically designed to

meet the needs of customers in that market as well as comply with any applicable regulatory requirements in place for that model year.

Today, GM provides the broadest array of fuel efficient cars and trucks in the U.S. In terms of fuel economy, GM leads in 28 of the 53 car comparisons, or 53%, in which it competes, and in 41 of the 66 truck comparisons, or 62%, where GM has an offering. GM's product lineup includes 19 models that get 30 miles per gallon or better on the highway—more than any other automaker. Of course, overall CO_2 emissions from cars and light duty trucks on the road are determined by a number of factors, including what products customers select and how they choose to use them, congestion, transit alternatives, fuel quality and availability and land use patterns.

Abundant information about these technologies and plans may be readily accessed at www.gm.com/company/gmability/sustainability/reports/04. Consequently, the requested information about the Corporation's competitive positioning in this area is already available.

The other two requests made in the proposal are not in the interests of the stockholders. The proposal asks how GM plans to comply with California's recently promulgated greenhouse gas regulations. In fact, the automotive industry, including import brands, opposes those regulations and is challenging their enforceability in federal court litigation on the ground that such regulations are preempted at the state level by existing federal fuel economy regulations. The only way to reduce the volume of greenhouse gases from automobile exhaust is to decrease the amount of carbon fuel burned, which is simply another way to require increased fuel economy in vehicles. Further, the regulations do not take into account their economic cost and the potential for disruption in retail markets and domestic production of vehicles.

The third request would similarly be counterproductive to the stockholders' interests. The proposal would require GM to prepare hypothetical scenarios for the periods ten and twenty years from now, indicating how CO_2 emissions from GM vehicles could be significantly reduced. Such projections would depend on many factors, most of which are not under General Motors' control, including the cost of fuel, the cost of alternative technologies which may then be available, consumer preferences, and a host of other considerations. As noted, GM's plans to have available alternative advanced technologies for incorporation in its future products subject to marketplace conditions are already available to stockholders and other interested persons.

GM has engaged in dialogue with the proponents and other interested stakeholders on this proposal. As GM continues to enhance its annual Corporate Responsibility Report, we plan to incorporate additional information that the stakeholders have indicated would be helpful to them. However, at this time, the Board believes that it would not be in the best interest of the Corporation and its stockholders to focus its attention on speculative scenarios rather than meeting nearer term competitive challenges.

The Board of Directors recommends a vote AGAINST this stockholder proposal, Item No. 5. Proxies solicited by the Board of Directors will be so voted unless stockholders specify a different choice.

Item No. 6

Lucy M. Kessler, 7802 Woodville Road, Mt. Airy, MD 21771, owner of approximately 200 shares of Common Stock, has given notice that she intends to present for action at the annual meeting the following resolution:

> "RESOLVED: Golden Parachute Voting. Shareholders ask that our Board seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 299% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance agreements or employment agreements with golden parachute or severance provisions.
>
> This includes that golden parachutes are not given for a change in control or merger which is approved but is not completed. Or for executives who transfer to a successor company. This proposal would include to the fullest extent each golden parachute that our Board has

EXHIBIT D

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

The annual meeting of stockholders of the Registrant was held on June 7, 2005. At that meeting, the following matters were submitted to a vote of the stockholders of General Motors Corporation:

Item No. 1

Nomination and election of directors

The following nominees for directors received the number of votes set opposite their respective names and were elected to serve on the Board of Directors:

		Final Voting Results	
		Votes	Percent
Percy N. Barnevik	For	435,573,871	96.4
	Withheld	16,229,499	3.6
Erskine B. Bowles	For	435,338,372	96.4
	Withheld	16,464,998	3.6
John H. Bryan	For	434,637,167	96.2
	Withheld	17,166,203	3.8
Armando M. Codina	For	435,610,153	96.4
	Withheld	16,193,217	3.6
George M.C. Fisher	For	435,510,227	96.4
	Withheld	16,293,143	3.6
Karen Katen	For	435,249,591	96.3
	Withheld	16,553,779	3.7
Kent Kresa	For	431,532,881	95.5
	Withheld	20,270,489	4.5
Ellen J. Kullman	For	435,650,233	96.4
	Withheld	16,153,137	3.6
Philip A. Laskawy	For	430,808,969	95.4
	Withheld	20,994,401	4.6
E. Stanley O'Neal	For	429,518,905	95.1
	Withheld	22,284,465	4.9
Eckhard Pfeiffer	For	431,562,688	95.5
	Withheld	20,240,682	4.5
G. Richard Wagoner, Jr.	For	434,782,441	96.2
	Withheld	17,020,929	3.8
In addition, 40 votes were cast for each of the following: John Chevedden, James Dollinger, William Dean Fitzpatrick, Lucy Kessler, John Lauve, Louis Lauve III, Steve Mahac, Erik Nielsen, Larry Parks, Danny Taylor, William L. Walde, William Woodward, M.D.			0.0

Item No. 2

		Votes	Percent
Ratification of the selection of Deloitte & Touche LLP as independent public accountants for the year 2005	For	436,239,301	96.5
	Not in favor		
	Against	5,746,953	1.3
	Abstain	9,817,116	2.2
	Total	15,564,069	3.5
	Broker Non-Vote	—	—

Item No. 3

		Votes	Percent
Stockholder proposal to eliminate awarding, repricing, or renewing stock options	For	29,016,448	8.7
	Not in favor		
	Against	292,351,492	87.8
	Abstain	11,677,305	3.5
	Total	304,028,797	91.3
	Broker Non-Vote	118,758,125	—

		Final Voting Results Votes	Percent
Item No. 4			
Stockholder proposal to adopt cumulative voting	For	160,046,670	48.1
	Not in favor		
	Against	160,629,512	48.2
	Abstain	12,369,063	3.7
	Total	172,998,575	51.9
	Broker Non-Vote	118,758,125	—
Item No. 5			
Stockholder proposal to request report on greenhouse gas emissions	For	17,800,637	5.3
	Not in favor		
	Against	298,968,298	89.8
	Abstain	16,276,310	4.9
	Total	315,244,608	94.7
	Broker Non-Vote	118,758,125	—
Item No. 6			
Stockholder proposal to request stockholder approval for future golden parachutes	For	52,185,878	15.7
	Not in favor		
	Against	269,709,468	81.0
	Abstain	11,149,899	3.3
	Total	280,859,367	84.3
	Broker Non-Vote	118,758,125	—
Item No. 7			
Stockholder proposal to apply simple majority vote on items subject to stockholder vote	For	33,241,368	10.0
	Not in favor		
	Against	287,943,588	86.4
	Abstain	11,860,289	3.6
	Total	299,803,877	90.0
	Broker Non-Vote	118,758,125	—

* * * * * *

ITEM 6. Exhibits

Exhibit Number	Exhibit Name	Page Number
31.1	Section 302 Certification of the Chief Executive Officer	43
31.2	Section 302 Certification of the Chief Financial Officer	44
32.1	Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	45
32.2	Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	46

* * * * * *

EXHIBIT E

Greenhouse Gas Emissions – The Public Policy Dimension
November 4, 2005

Introduction

As a leading innovator throughout its century of doing business, GM is concerned about the potential impact of our business, including our processes and our products on society and the environment, including global climate. As part of our commitment to integrate economic, environmental and social objectives into our long-term strategic planning, GM considers global climate change to be a significant public policy issue. As we look forward to our next century, we recognize that business sustainability and success depends on our ability to continue to innovate in order to meet emerging challenges and bring to market products that customers need and want.

Economic Growth, Energy Security and Greenhouse Gas Emissions

As articulated in our Environmental Principles, we recognize and accept our responsibility to reduce and minimize various types of emissions with a goal of protecting the environment.

One of the most basic challenges facing us is to meet the world's growing demands for energy necessary to sustain economic growth while also addressing concerns about the environment and rising concentrations of greenhouse gases in the atmosphere. The world needs to find a way to achieve a 50 percent increase in growth rates in global GDP per capita over the next half century while limiting greenhouse gas and other emissions. National energy security and reducing vulnerability to oil supply disruptions are also important considerations. Addressing these issues requires diversification away from dependence on petroleum. Countries embracing new energy pathways will enjoy enhanced national and economic security and offer a competitive opportunity for businesses that play a leading role in this transformation.

> *Annual growth in global energy consumption is expected to slow dramatically over the next half century – to less than half the rate over the past fifty years. (See turquoise bars in the attached chart from Joel Darmstadter, "Energy and Population," Issue Brief 04-01, September 2004, Resources for the Future) This slowdown results mainly from an equally dramatic decline in global population growth (blue bars) and an even more dramatic reversal in the heretofore increasing energy intensity of global output (maroon bars), which is equivalent to a significant increase in global energy efficiency (the reciprocal of energy/GDP being GDP per energy or energy efficiency).*

Long Term Historical and Projected World Population, GDP, and Energy in 1950-2000 and 2000-2050


3.5
3
2.5
2
1.5
1
0.5
0
-0.5
-1
-1.5
Average annual percentage rate of change (%)
population
gdp/capita
energy/GDP
energy
1950-2000
2000-2050

Sources: Population from UN, World Population Prospects--The 2000 Revision (2001); historical GDP from N. Nakicenovic et al., Global Energy Perspectives, Cambridge Press, 1998, p. 30, updated on the basis of information from US DOE, Energy Information Administration; historical energy estimate based on UN World Bank and DOE/EIA data and checked against chart in Nakicenovic, p. 66. GDP and energy projections are discussed in accompanying text.

9

Nonetheless, a significant, 50 percent increase in growth rates in global GDP per capita (white bars) means that energy consumption will continue to grow at a rate that nearly doubles the level of global energy consumption by 2050.

Transportation Sector

The transportation sector is a key enabler of economic growth and today it is also one of the major sources of man-made CO2. Today, in the U.S., CO2 emissions from the operation of light duty cars and trucks represent 18 percent of total manmade CO2 emissions. While this number varies to some degree among countries, identifying alternative energy paths for the transportation sector is an important element of an overall approach to ensuring continued economic growth while slowing, stabilizing and eventually reversing the growth of greenhouse gases.

Importance of the transportation sector

Throughout history, improvements in transportation have been a major source of economic growth and improved living standards. To quote Adam Smith, the founder of modern economic science:

> *"Good roads, canals, and navigable rivers, by diminishing the expense of carriage, put the remote parts of the country more nearly upon a level with those in the neighborhood of the town. They are upon that account the greatest of all improvements. They encourage the cultivation of the*

remote [and] they are advantageous to the town, by breaking down the monopoly of the country in its neighborhood. [The Wealth of Nations, 1776, Modern Library Edition, 1937, page 147; original English spelling.]

According to Angus Maddison, the noted economic historian, much of the growth in the capitalist economies since Smith published The Wealth of Nations is explained by innovative transportation technologies, including the internal combustion engine and the enhanced personal mobility that it afforded. Transportation in total accounted for nearly half the economic growth that occurred in Germany between 1950 and 1990. [Herbert Baum and Judith Kurte, in Transport and Economic Development: Report of the Hundred and Ninth Round Table on Transport Economics held in Paris on 29-30 March 2001, European Conference of Ministers of Transport, 2002, pp. 5-49.] The U.S. highway transportation network accounted for 25 percent of the annual increase in productivity from 1950 to 1989. [U.S. Department of Transportation, Federal Highway Administration, "Contribution of Highway Capital to Output and Productivity Growth in the U.S. Economy and Industries," 1998] More recently, improved personal mobility and a dynamic automotive sector have contributed significantly to the surging growth of and other East Asian nations. Going forward, the emerging economies in East Asia and elsewhere can be expected to increase the share of GDP that is spent on transportation in general and on motor vehicles in particular.

Personal mobility also is a great enabler of economic and social opportunity. It has been estimated that ownership of a car by the poor increases the likelihood of getting a job by nine percent [Paul M. Ong, "Car Ownership and Welfare to Work," Journal of Policy Analysis and Management, August 2001] and that raising minority car ownership rates to that of whites would cut the black-white employment rate differential by 45 percent. [[1] Steven Raphael and Michael Stoll, "Can Boosting Minority Car-Ownership Rates Narrow Inter-Racial Employment Gaps?" Working Paper W00'002, Berkeley Program on Housing and Urban Policy, Institute of Business and Economic Research, Abstract.]

The most effective way to improve energy efficiency and reduce greenhouse gas emissions is the development and global implementation of new, cost-effective energy technologies across all sectors. This is best facilitated by voluntary initiatives and market-oriented measures, not government mandates. It is essential for all countries to make progress collectively. GM is committed to reducing greenhouse gas emissions from its facilities, to develop and bring to market new vehicle technologies which will reduce energy consumption, and to monitor and report on our progress.

A Systems Approach

Overall, reducing CO2 emissions from the transportation sector requires an integrated, "systems" approach to engaging all contributory elements appropriately.

Systems Approach to Transportation Sector CO2 Reductions

1. Vehicle fuel efficiency & technology
2. What products consumers choose to buy
3. How consumers drive, how well they service their vehicles, passengers & cargo carried
4. Total vehicle miles traveled
5. Transportation infrastructure, traffic management & congestion





6. Availability, convenience & cost of public transit & other alternative modes
7. Land use patterns & planning
8. Fuel cost, fuel formulations/quality, availability of alternative fuels and CO2 neutral/renewable fuels
9. Economic performance & standard of living

CO_2 emissions from cars and light duty trucks on the road are determined by a number of factors, including the fuel efficiency of the various products available in the marketplace, what products customers select and how intensively they choose to use them, whether they maintain them properly, route selection and traffic congestion, transit alternatives, fuel quality, cost and availability and land use patterns. Of these, automakers have the greatest opportunity to influence the fuel efficiency of the vehicles available in the market. In addition, as consumers of energy, automakers can take steps to improve the overall efficiency of their operations, reduce energy consumption and to seek lower carbon sources of power.

GM monitors greenhouse gas emissions from its facilities and reports on the rated fuel efficiency of its products. It has achieved near-term reductions and improvements, while continuing to invest in the research, development, and longer-term commercialization of breakthrough technologies such as hydrogen fuel cells for both stationary and mobile sources.

This report includes detailed information on GM's progress in increasing the energy efficiency of its global facilities and products.

Facilities

General Motors has set a target to further reduce CO2 emissions from its global facilities by eight percent by the end of 2005 from 2000 levels. We surpassed our target, with CO2 emissions reduced by 12.5 percent over the period from 2000 – 2004. In the U.S., GM has reduced CO2 emissions from its operations by over 27 percent since 1990. GM has been a leader in encouraging other companies to join it in GHG reporting to the 1605 (b) registry in the U.S. and to the relevant organizations in other countries. We have participated in numerous voluntary initiatives with governments, other businesses and the broader public sector including the Business Roundtable (BRT) Climate RESOLVE, the DOE Climate VISION, Rebuild America and Solar Schools programs, the EPA Climate Leaders, etc.

Products

Today, GM provides the broadest array of fuel efficient cars and trucks in the U.S. Based on data from the U.S. Environmental Protection Agency, GM in 2005 is the fuel economy leader in more vehicle segments than any other automaker and we offer 20 models that achieve 30 miles per gallon or better highway fuel economy. On a model to model comparison basis, GM leads the competition in 28 of the 53 car comparisons, or 53 percent, in which it competes, and in 41 of the 66 truck comparisons, or 62 percent, where GM has an offering.

GM is continuing to improve the fuel efficiency of its vehicles, even as it adds more safety features (such as OnStar, enhanced stability control, multiple air bags, anti-lock braking systems, etc.), customer convenience options (such as DVD players), and enhancements to utility and performance (such as towing and cargo capacity) while addressing other environmental aspects of its products.

GM has produced and sold a large number of flexible fuel vehicles in North America that can operate on blends of gasoline and up to 85 percent ethanol (E85). In the warmer climate of Brazil, GM produces vehicles that can operate on 100 percent ethanol (without the cold-start restrictions that E-100 entails). GM also believes that renewable biofuels, especially ethanol made from cellulose, will have a role in the mid- to long-term future in many regions. Vehicles operating on biofuels have the potential to greatly reduce (though not entirely eliminate) greenhouse gas and other emissions.

GM intends to bring to market an extensive portfolio of hybrid products. We have already put hybrid buses on the road which improve bus fuel economy by as much as 60 percent and reduce emissions by as much as 90 percent. We were the first to offer hybrid pickup trucks beginning in 2004. We are investing in the development of two new hybrid powertrains for our midsize SUVs and cars and the next generation of our full-size sport utilities and pickups which should come to market initially in 2007. But despite the efficiency gains and emissions reductions provided by advanced gasoline, diesel, and hybrid powertrains, they cannot fully address the energy and environmental challenges presented by the automobile. These technologies are complex, expensive, and often require tradeoffs – such as higher price or reduced functionality – that many customers

are unwilling to accept. Thus, no single technology exists today that can stabilize GHG concentrations from the growing transportation sector.

Advanced technologies must also be sold at high volume to have any meaningful impact on total emissions. At present, it is still unclear whether large numbers of customers will embrace them. Hybrids, for instance, contain two propulsion systems and presently constitute less than one percent of the U.S. market although we expect that number to grow.

Even if sold at high volume, the upper-bound efficiency improvement of an advanced internal combustion engine or a hybrid powertrain approaches about 30 percent. As world populations rise, and global economic growth provides more and more people with the means to buy an automobile, the fuel consumption or CO2 reductions realized as a result of new powertrain technologies will be negated by the growth in the overall global vehicle population.

In fact, while world fuel consumption is expected to double by 2050, U.S. consumption is projected by some to double by 2025. Even if every new and old car was made 25 percent more efficient through hybrid or other technology, our demand for oil would only be curbed by six percent by 2025. In other words, instead of consuming 100 percent more oil, we in the U.S. would consume 94 percent more than we do presently. So while it is important to continue to focus on improving the fuel efficiency of our products in the near term, if we are to address the growth in greenhouse gas concentrations, a different technological solution must be developed. Hydrogen and fuel cells, we believe, are the combination of energy carrier and propulsion system offering the potential for truly sustainable personal transportation.

From an automotive perspective, hydrogen is a nearly ideal fuel because it can be produced from a variety of sources, many of them renewable. The fuel cell is an ideal propulsion system because it is twice as energy efficient as an internal combustion engine, requires one-tenth as many moving parts, and emits only pure water.

In the long term, migrating to a hydrogen economy also will allow us to better address the vulnerability of the U.S. and other oil dependent economies to periodic oil price shocks and shortages. It also creates a new platform for innovation.

GM is making steady progress toward our vision of a fuel cell powered transportation fleet. In the last six years, we have improved fuel cell power density by a factor of seven, while improving the design and efficiency and reducing the size of our fuel cell stack. We have significantly increased fuel cell durability, reliability, and cold start capability. We have developed safe hydrogen storage systems that approach the range of today's vehicles, and we have begun to explore very promising concepts for a new generation of storage technology. We also have made significant progress on cost reduction through technology improvements and system simplification, although much work remains to be done. In short, we are investing in and progressing toward our goal of designing and validating a fuel cell propulsion system by 2010 that is competitive with internal combustion engines on durability and performance, and will ultimately be affordable at scale volumes. To prove our technology, we are demonstrating it in the real world.

- *Last summer, we set a new world distance record for a fuel cell vehicle, driving one of our HydroGen3 vehicles 6,000 miles across Europe.*

- *We created the AUTOnomy, Hy-wire, and Sequel concepts, which demonstrate how the new automotive DNA can transform our vehicles. Where AUTOnomy set the vision and Hy-wire proved the concept, Sequel makes our vision and concept real. Sequel is designed to deliver the range, performance, safety, and passion that customers expect in today's vehicles – using technology available today. Sequel is the first fuel cell vehicle designed to be driven 300 miles between fill ups – and this range is for a five-passenger crossover SUV*

- *We collaborated with the U.S. Army on the development of the world's first fuel cell-powered military truck; it is currently being evaluated and maintained by military personnel at Fort Belvoir.*

- *We have ongoing vehicle demonstrations in Washington, D.C., California, Tokyo, Japan; Berlin, Germany; and soon in Shanghai, China.*

- *Our D.C. fleet, now in its third year, is being fueled at a Shell station equipped with a hydrogen pump. This is the first retail outlet dispensing hydrogen fuel in the U.S. right along side its gasoline pumps and it has the capability to dispense both compressed and liquid hydrogen – a significant, albeit small, step toward a hydrogen infrastructure.*

- *GM also has a stationary fuel cell installation at a Dow Chemical facility in Freeport, Texas, which is helping to speed our learning curve on both the technology and infrastructure.*

- *Another important step is the U.S. Department of Energy's Controlled Hydrogen Fleet and Infrastructure Demonstration and Validation Project. As part of this program, GM will be fielding 40 fuel cell vehicles at various locations across the country. This is the right size program at the right time. It is large enough to generate real 'learnings' about operating fuel cell vehicles, without being so large that it diverts the resources of automakers from our central focus on developing automotive-competitive technology.*

Public policies directly impact our company's ability to successfully develop and sell technologies that help our customers reduce the CO2 emissions resulting from their use of their vehicles. As we move forward, our ability to develop and commercialize new vehicle technologies to reduce CO2 emissions will depend on many external factors, including the cost and availability of appropriate fuels, the cost of alternative technologies which may then be available, disposable income, consumer preferences, and a host of other considerations. Public policy measures impact the pace, amount, type and location of research, development, deployment and commercialization of new technologies. What policies will be most effective in reducing CO2 emissions from the transportation sector around the globe, and in hastening our transition to a hydrogen economy?

Policy Directions

Given the varying political traditions, systems and cultures of the countries and agencies that may be involved globally in this area, as well as the different levels of economic development, it is difficult to establish just one portfolio of public policies that will work in every country to address every policy challenge. It is important to establish policy frameworks that can help public policy makers and other stakeholders choose the most effective policy tools for their particular country. It is also critical that these specific policy initiatives be taken within an overall rule of law framework that ensures protection and enforcement of intellectual property and contract rights.

The following "Hierarchy of Approaches" provides a framework of policy tools that can be used to achieve the desired results:

1. **Voluntary Measures** – This approach allows the maximum flexibility for cost-effective innovation, and imposes the lowest cost on governments in terms of enforcement and other resources required. Voluntary measures use persuasive pressure – either amongst competitors or with public scrutiny to encourage participating companies to do more than they would have under a "business as usual" approach.

    In some countries, voluntary measures may be codified in industry 'memoranda of understanding' or like documents that provide a common understanding and foundation for all players. Voluntary measures may be encouraged or supplemented by government initiatives, such as public awareness campaigns, award programs, information-sharing seminars, etc. to encourage broad understanding and support for the policy goal and create an overall environment more conducive to achieving the objective.

    GM participates in a variety of voluntary initiatives in different countries including the ACEA commitment on CO2 emission reductions from passenger cars in Europe and the voluntary industry agreement in Canada to address GHG emissions.

    In the U.S., GM participates in numerous voluntary initiatives such as the Climate VISION Program, 1605 (b) voluntary greenhouse gas reporting initiative, and Solar Schools, all sponsored by the Department of Energy. GM also participates in the Business Roundtable's Climate RESOLVE Program and in a variety of EPA-sponsored voluntary programs such as Energy Star, Green Lights, Green Power, Supplier Partnership, Waste Wise, and Climate Leaders. GM is the first Climate Leaders' partner to reach our voluntary emissions goal of reducing CO2 emissions from our U.S. facilities by 10 percent between 2000 and 2005. GM announced on May 5, 2005 that it had reduced CO2 emissions by more than 11 percent over the past three years, reducing CO2 emissions by 1.3 million metric

tons per year – the equivalent of the emissions for the power consumed by 169,000 U.S. households.

2. **Economic Instruments** – Where voluntary measures alone may not suffice to achieve the desired policy objective, policy makers should next consider economic instruments or incentives for consumers and/or manufacturers to achieve a particular policy goal such as a given reduction in carbon emissions.

   Circumstances which may warrant the use of economic instruments include:

   a. *Where market prices do not reflect social costs; and [if market prices do in fact internalize the social costs, by definition there is no need to impose taxes on or otherwise modify consumer behavior]*
   b. *Where specific economic stimulus measures need to be put in place by governments to reward certain types of behavior; or*
   c. *Where not all industry players agree to a common policy objective, or where the necessary players extend beyond the scope of auto assemblers (or other cohesive group capable of voluntarily setting and achieving an objective), or*
   d. *Where technology development may be too expensive or high risk for individual companies to take on.*

   Economic instruments can take many forms: corporate tax policy incentives, direct financial incentives to consumers or manufacturers, consumption taxes, fuel taxes, carbon taxes, carbon permit or carbon emissions trading, etc. Many countries have established generous research and develop tax credits to encourage corporations to undertake more R & D, recognizing that R & D can be a building block to future jobs and investment as well as to address environmental and other challenges. While the U.S. first established a R & D tax credit in 1981, it is not permanent, creating uncertainty as to the tax treatment of multi-year research commitments, and the incremental nature of the current credit and link to sales means that many research-intensive companies do not benefit from the credit. Accordingly, modifying the R & D tax credit to provide a more effective incentive (such as a flat non-incremental credit for qualifying expenditures) and making it permanent would encourage more companies to undertake research in this area.

   Sharing the risk of large R & D projects through co-funding is another way that governments can stimulate the development of new technology solutions. Initiatives such as the FreedomCAR advanced technology vehicle initiative in the U.S. which partners with companies to develop new technologies are important tools.

   One of the economic instruments presently being employed in some jurisdictions such as the EU, and being discussed as a mechanism to reduce CO2 emissions in the U.S. is a cap and trade system. Under a cap

and trade program, a country allocates an overall cap on the total amount of emissions among its domestic sources of emissions (either upstream at the level of carbon production or downstream at the level of carbon dioxide emissions). Those entities that are able to emit less than their allocation of permits are able to sell permits to those who need to use more than their allocation. The price of the permits is determined by the ordinary forces of supply and demand. Recently, the price for an allowance of one metric ton of carbon dioxide was going for about $35 under the Emissions Trading Scheme of the European Union (EU) that went into place the first of this year.

Economists have found that such a program could cut the costs of achieving reductions in carbon emissions by as much as 50 percent relative to traditional, command and control methods of achieving emissions reductions. However, there are many issues that must be addressed within such a system, including the allocation of baseline emissions among the participating entities, the level at which responsibilities are assigned; i.e., upstream vs. downstream, the monitoring of compliance and trading activities, the level at which an emissions price ceiling or "safety valve" might be set to protect consumers and manufacturers from excessively high costs of control, and, most importantly, the adverse impact of excessively stringent and costly targets and timetables on the funding of research, development, and deployment of longer term breakthrough technologies such as hydrogen-powered fuel cells.

While there are many ways to implement a cap-and-trade program, economists have concluded that an "upstream" program of tradable carbon production permits is most efficient, most transparent, and least administratively difficult. The caps would be implemented through tradable carbon production permits, since the carbon content of fuels is a nearly perfect proxy for carbon dioxide emissions. Carbon producers would pass the costs of the permits on to their customers and ultimately to the consumers of energy in the form of higher prices, thus ensuring that the cost of reduction is the same for all emitters and that double counting of emissions reductions is kept to a minimum. See, e.g., Carolyn Fischer, Suzi Kerr, and Michael Toman, "Using Emissions Trading to Regulate U.S. Greenhouse Gas Emissions; Part 1 of 2: Basic Policy Design and Implementation Issues," Resources for the Future, June 1998.

To ensure maximum market liquidity and efficiency, it is desirable to link various cap and trade systems around the world to ensure the broadest market possible.

GM has seven facilities in Europe that are included in the EU emissions trading regime. GM has also privately contracted with a third party to receive financial and technical assistance to reduce energy consumption in specific operations in exchange for allocation of the resulting CO2 reductions to the other party. GM has contributed $10 million to a Brazilian rainforest restoration pilot project with The Nature Conservancy with the dual intention of restoring and preserving

biodiversity and developing carbon credits that might help reduce the corporation's net CO2 emissions or be sold.

3. **Technology-Forcing** –Technology-forcing obviously should only be considered as a last resort, for example, in situations where the risk of harm is so great and immediate that it is necessary to preclude certain activities. Technology-forcing measures generally are extremely blunt instruments, costly, require significant government resources to effectively enforce, and generally constrain innovation and disrupt normal market forces.

   Government mandates and sector-specific policies and regulations, such as mandatory fuel efficiency standards, do not effectively address concerns about global climate change or national energy security. They create market distortions and competitive disparities among international companies and yield only incremental improvements in energy efficiency at high private and social costs while diverting limited resources from the development of advanced technologies.

   For example, in the U.S., there has been considerable public discussion about increasing the U.S. Corporate Average Fuel Economy requirements (CAFE). However, economic studies find that at best, the U.S. Corporate Average Fuel Economy Standard, has achieved only marginal reductions in oil consumption, and "may have contributed to the decline in average fuel efficiency" over the years by shifting sales to vans, trucks, and SUVs. [See, e.g., Crandall, Lave, et al, Regulating the Automobile (Brookings, 1984) and Thorpe, "Fuel Economy Standards, New Vehicle Sales, and Average Fuel Efficiency," Journal of Regulatory Economics (1997, and United States; see also, Congressional Budget Office, Fuel Economy Standards vs. a Gasoline Tax, March 2004)]

   It is important to match the objectives of mandatory conservation programs like CAFE with the underlying goals. Economists have found that increasing the CAFE standards would do little to address U.S. oil security or global climate concerns.

   The best way to deal with oil price shocks is to facilitate the economy's ability to quickly adjust to the higher prices. CAFE mandates are ineffective because they relate to only a fraction of the vehicles on the road and thus cannot respond to the impacts of oil price shocks, which are immediate and near-term in nature. Effective policies – policies that facilitate significant immediate and near-term adjustments – include:

   1) *Unimpeded reliance on deregulated petroleum markets and sound economic and financial market policies that allow prices to rise in order to discourage consumption and encourage production of scarce or more expensive oil supplies;*
   2) *Maintenance of strategic petroleum reserves by the U.S. and other countries;*

3) *Encouragement of the development of oil production in more stable regions of the world;*
4) *Removal of barriers to the production, refining and distribution of all energy resources; and*
5) *Government incentives for the production of alternative or dual-fuel vehicles and for the production of alternative fuels such as hydrogen and ethanol, and market and macroeconomic policies to deal with oil price spikes.*

If the objective is to address climate change, the better approach is to use market incentives that promote the production and use of more fuel efficient technologies rather than mandates that put vehicle manufacturers at odds with their customers and likely work against the ultimate objective of reduced greenhouse gas emissions.

Regulatory Principles

If government regulation is to be imposed, the following principles should be respected.
Measures should be based on a total systems approach, to ensure that all facets of an issue and all players are engaged appropriately and equitably in the solution. For example, vehicle emissions are a function of the vehicle hardware and the fuels. Accordingly, to be effective, obtain maximum benefit and distribute regulatory burdens fairly, emission standards must be accompanied by appropriate fuels standards, as specified in the Worldwide Fuel Charter. Consumers must also be involved because major reductions in greenhouse gas emissions will simply not be possible without major changes in consumer behavior –both in consumers' decisions of which vehicles to purchase and how they operate their motor vehicles.

- Regulatory requirements should be based on sound science and sound economics;
    - Regulatory requirements should be technically feasible;
    - Regulatory requirements should include an assessment of cost-effectiveness, and provide for an orderly turnover of technologies and capital stock;
    - Regulatory requirements should achieve private and societal benefits in excess of the private and societal costs;
- Regulatory requirements should be responsive to economic, social and environmental and natural conditions including geophysical and climatic conditions, affordability, and progress relative to the starting point;
- Regulatory measures should be broad-based and address both demand and supply side to align producer and consumer behaviors;
- Regulatory requirements should foster innovation. Performance-based standards rather than standards prescribing particular technologies or solutions will best enable innovation while ensuring that safety and other objectives are met.

- Regulatory requirements should strike a balance with societal goals for increased safety, reduced pollution, and improved performance not to mention maintaining a robust domestic industry and economy.

Policy Measures to Encourage Innovation

Innovation has often proven to be the most effective way to address significant societal challenges. There are four stages to the Innovation Cycle. Different types of government engagement are appropriate at each stage of the cycle to encourage and enhance the process of innovation.

Innovation Cycle


1. Invention
2. Development
3. Commercialization
4. Refinement

Invention

The role of government in the invention stage can be to:

- *Use government resources to address fundamental science questions or pre-competitive societal problems beyond the scope or economic interest of the individual company;*
- *Share in the risk and cost of research on issues which are in the national interest, or to address externalities where the market will not pay for an innovative solution; or*
- *Act as a catalyst to bring together different parts of a system solution or act to ensure all elements of a system are being addressed.*

Policy tools governments can use are directing R & D priorities for national research facilities, establishment of funding programs for the private and broader public sectors, and establishment of R&D tax credits.

Development

In the development stage, further research is undertaken to move from an idea to proof of concept. At this stage, it is important that supporting or complementary innovations are addressed (e.g. refueling technologies to support new propulsion technologies). It is also critical at this stage to begin the process of socialization of new technologies to build early consumer awareness as a prelude to early acceptance/demand.

The role of government in this stage is to further support research, as well as to stimulate the development of supporting systems and assist in the socialization of the technology through commissioning of demonstration projects and/or the application of the new technology under controlled conditions.

Commercialization

At the commercialization stage, the organization must fully address issues of cost, quality, reliability, durability and manufacturability to ensure that the innovation is a viable business proposition. The reach of engagement is extended significantly, to include the total value-chain from supplier through marketing and service. At this point, all supporting systems (for example, refueling infrastructure for a new energy source or propulsion technology) must be ramping up in a complementary fashion to facilitate the commercialization of the primary innovation. There must be considerable market enthusiasm (including positive media coverage) and consumer demand for the technology.

The role of government at this stage (or in imminent anticipation of this stage) is to work with key stakeholders to establish appropriate codes and standards, with a view to establishing a level playing field, and harmonizing wherever possible to ensure that there is not an expensive and unduly complex proliferation of requirements. For technologies where the societal benefits (for safety, environmental, national security or other strategic reasons) are greater than the price that individual consumers are willing to pay, governments should establish consumer incentives to overcome premium costs before technologies achieve full economies of scale to stimulate early uptake. Governments can also use their own purchasing ability to create early demand and assist in attaining economies of scale.

Refinement

At the refinement stage, organizations seek incremental improvements to enhance the quality, attributes, performance, and cost of a product while diminishing any negative attributes. These can be significant improvements or can be relatively small refinements at the margin. Refinement can take the form of further speciation towards product customization or generalization towards commoditization. At this point, there will be considerable variability in customer

willingness to uptake refinements based on the perceived enhanced value of the refinement.

At this stage, governments should focus particularly on the hierarchy of approaches, (as outlined above) with emphasis on voluntary measures and economic instruments to achieve policy goals in the most flexible, cost-effective manner possible.

Optimizing the Process of Innovation

Business, government and other stakeholders in the total system must work together to achieve the maximum benefits of innovation most quickly and cost-effectively. This approach needs to balance competition among private sector innovators with collaboration to advance supporting systems. For strategic technologies and issues in the national interest, it is appropriate for governments to share the risk with the private sector. It is also important that short-term needs are balanced with long term opportunities. Finally, it is critical that policies be based on sound science and sound economics to ensure maximum speed and efficiency.

Accelerating Progress toward the Hydrogen Economy

As noted, global energy consumption is projected to nearly double over the next 50 years despite substantial global improvements in energy efficiency. Most forecasts also project continued heavy reliance on fossil fuels over this period. This means that technological breakthroughs will be necessary if there is to be an actual reduction in man-made global carbon emissions. Fuel cells powered by hydrogen offer an energy pathway to decouple economic growth and personal transportation from CO2 emissions and to slow and eventually reverse man-made emissions. It is important that the research being undertaken by automakers to develop the capability of fuel cell vehicles be complemented by research into ways to better and more economically use renewable and other non-carbon emitting energy pathways so that as 'zero emission' vehicles are commercialized, 'zero emission' fuels are also made commercially available, resulting in a substantial reduction or elimination of CO2 emissions on a well-to-wheels basis. Longer term, it is even possible that with renewables such as cellulosic ethanol where the cellulose materials are used to make fuel, instead of decaying on the ground and releasing carbon, light duty transportation could become a net carbon sink on a well-to-wheels basis.

For developed countries, hydrogen fuel cells offer the opportunity for cleaner, more fuel efficient vehicles, enhanced energy security and reduced vulnerability to oil supply disruptions from unstable sources. For developing countries, hydrogen fuel cells offer the opportunity for enhanced personal and goods mobility, which is a key enabler of economic growth, with very limited or no environmental issues and from, in many cases, locally available energy sources. However, as with any 'leapfrog' technology, there are many technical and transitional issues still to be addressed before the benefits of hydrogen fuel cell vehicles can be widely realized.

Many stakeholders have asked what policy measures might the U.S. Congress take to accelerate the arrival of the hydrogen economy – an economy powered by hydrogen fuel cells? What policies and initiatives would stimulate appropriate engagement by hydrogen and fuel cell researchers, suppliers, vehicle makers, hydrogen providers, fleets and retail consumers? As progress is made on the road to the hydrogen economy, the answer to this question will continue to evolve. At this time, we recommend that the U.S. take the following policy directions:

- Fully fund the DOE demo because it is the right size program at the right time - It's large enough to generate real 'learnings' about operating fuel cell vehicles, without being so large that it diverts the resources of vehicle makers from the central focus of engineering commercially viable fuel cell vehicles.

- Fully fund near term and "high risk" R&D – DOE's research program should be fully funded (net of any earmarks), and focus on improving the cost and performance of hydrogen technologies (including systems to produce, deliver, store and dispense hydrogen) and fuel cell technologies (membranes, catalysts and bipolar plates). Further, to expand on the important research conducted by DOE, the National Science Foundation should undertake a high-risk R&D program of at least equal size to foster more innovative basic research on breakthrough ways to generate and store hydrogen, and development of the next generation of fuel cells.

- Avoid premature, formal standards development that blocks technology advancement – We need to develop consistent, hydrogen-friendly codes and standards, but we shouldn't copy them from other areas, or act before we understand the key technical issues – potentially locking in on early technical solutions and precluding future advancements. Today's focus should be on R&D to better understand fuel cell and hydrogen related technologies, and facilitating the use of commonly accepted best practices and interim standards that are performance based and ease permitting.

- Make hydrogen **affordable** for drivers - The price of hydrogen will be a critical factor in fuel cell vehicle demand. The cost to consumers of operating their vehicles on hydrogen will in large part shape their demand for the new technology. Additional R & D is required to reduce the cost, and Congress should act now to exempt hydrogen from fuel taxes until five million fuel cell vehicles are on the road, followed by a transitional period to encourage the development of a hydrogen fueling infrastructure.

- Make hydrogen **available** to drivers - Creating the new infrastructure to fuel hydrogen vehicles should be a key focus of government. Building a new fueling network seems like a daunting task, but we are not starting from scratch. A hydrogen infrastructure already exists today that produces 50 million tons of hydrogen per year – enough to fuel 200 million fuel cell vehicles. While this hydrogen is currently allocated to industrial uses, it shows that hydrogen can be produced and used economically – and safely – on a huge scale in commerce.

We also do not have to build the infrastructure overnight. It takes about 20 years to turn over the entire vehicle fleet, so it will be some time before we see large numbers of fuel cell vehicles and infrastructure development can proceed in line with production. In addition, regional deployment of fuel cell vehicles and the requisite hydrogen refueling will better facilitate the growth in hydrogen fuel cell vehicles than attempting to build a nation-wide infrastructure from the outset.

GM has done some analyses on infrastructure investment and we have calculated that an infrastructure for the first million fuel cell vehicles could be created in the United States at a cost of 10 to 15 billion dollars – less than the price for the Alaskan oil pipeline (when its $8 billion price tag is converted into today's dollars). This infrastructure would make hydrogen available within two miles for 70 percent of the U.S. population and connect the 100 largest U.S. cities with a fueling station every 25 miles. While this is an approximate calculation, we believe that it provides a reasonable estimate of what it would take to establish a viable hydrogen distribution system. In fact, the cost represents only one to two percent of the capital that the oil industry says it will need to invest by 2025 to keep up with the increasing demand for petroleum.

A generous tax credit for investment in hydrogen refueling infrastructure (timed and regionally focused to match the roll-out of fuel cell vehicles) should encourage the necessary investments to ensure the development of a geographically coordinated network of hydrogen filling stations - forming the backbone of a new hydrogen economy.

- Look to 2010 and beyond, and start thinking about moving from demonstrations to the marketplace and how to fund early purchases of fuel cell vehicles - To stimulate the purchase of fuel cell vehicles, Congress should fund a substantial "early adopter" fleet program focused on federal, state, and commercial fleets. An early adopter program would give early customers exposure to fuel cell technology and provide vehicle manufacturers and energy partners with a real-world proving ground for large numbers of fuel cell vehicles using a dedicated hydrogen-refueling infrastructure. It would be an important bridge to commercially competitive vehicles and high-volume production. Consumer incentives for fuel cell vehicles make little sense today, and while it's hard to predict when they will be most effective, it is likely to be some time near the end of this early adopter program.

GM's Position on the Global Climate Issue

The basic challenge is to meet the world's growing demands for energy necessary to sustain economic growth while also addressing long-term concerns about the environment. GM believes the development and global implementation of new, cost-effective energy technologies in all sectors, such as hydrogen fuel cells, is the most effective way to improve energy efficiency and reduce greenhouse gas emissions. This approach is best facilitated by relying on voluntary initiatives and market-oriented measures, not government mandates. In addition to developing new technologies and processes, GM continues to monitor greenhouse

gas emissions from its facilities and products and is taking steps to achieve near-term reductions. GM also continues to support scientific research to improve the understanding of the possible long-term effects of economic growth and other human activities on the climate system.

GM is concerned about the potential impact of its business, including its processes and its products, on society and the environment. We recognize that the concentration of greenhouse gases in the atmosphere is increasing, and we believe there is a constructive way for all stakeholders to move forward together on this issue.

The basic challenge is to meet the world's growing demands for energy and mobility necessary to sustain economic growth while also addressing long-term concerns about the environment. GM believes the most effective way to improve energy efficiency and reduce greenhouse gas emissions is the development and global implementation of cost-effective energy technologies in all sectors.

GM's implementation plan to address this challenge reflects numerous voluntary greenhouse gas management initiatives across the globe:

- Products: GM is implementing advanced technologies in its internal combustion engines (such as displacement on demand, flex fuel systems capable of running on renewable ethanol E-85 made from corn, and clean diesels), in its hybrid vehicles (which include GM's hybrid bus transmission systems and full size hybrid pickups that are available today and SUV and car hybrid systems that will be rolled out over the next few years) and in its hydrogen powered fuel cell vehicles that emit only water (moving us toward the ultimate goal of removing the automobile from the environmental equation).
- Processes: GM continues to set targets and monitor greenhouse gas emissions from its facilities and is taking steps to achieve near-term reductions. In 2004, GM's global facilities achieved a 12.5 percent reduction in CO2 emissions compared to 2000.
- Strategic Planning: We are guided by GM's environmental principles.

GM believes the pursuit of a hydrogen economy ultimately provides the best opportunity not only to reduce greenhouse gas emissions from the automotive sector, but also to diversify away from dependence on petroleum. GM also supports scientific research to improve the understanding of the possible long-term effects of human activities on the climate system.

The basic challenge is best addressed through voluntary initiatives and market-oriented measures, not government mandates. For example, the Asia Pacific Partnership for Clean Development and Climate is taking a voluntary, technology-driven approach.

Given that climate change is a global issue both in terms of cause and implication, it is essential that all countries be appropriately engaged. This will require cooperation between countries, manufacturers, and energy providers in research, development and

commercialization. In addition, consumers must also embrace these new technologies in sufficient volume to make a difference.

Summary - Recommended Policy Actions to Reduce GHG Emissions

Short-term Actions -

- Promote and support voluntary actions by the private sector to improve energy efficiency and reduce greenhouse gas emissions.
- Promote private-public partnerships to develop effective approaches to reducing greenhouse gas emissions.
- Utilize market incentives and instruments to promote energy-efficient technologies and cost effective actions to reduce greenhouse gas emissions.
- Reduce regulatory, tax, and trade disincentives to research, innovation, capital investment, and international technology transfer.
- Improve the infrastructure for the efficient production, distribution, and use of all forms of energy.
- Promote the international transfer of energy-efficient technologies through directed financial assistance and local technical, physical, and institutional capacity building.

Longer-term Actions -

- Promote the development and commercialization of new and breakthrough energy-efficient technologies, including hydrogen powered fuel cells.
- Promote the development of sequestration, carbon capture and storage, and adaptation technologies.
- Promote the development of the infrastructures needed to support advanced energy technologies, including renewable hydrogen.
- Promote and support the international transfer of advanced energy technologies, including renewable hydrogen.
- Promote scientific research to improve understanding of the climate system and the effectiveness of potential policy actions.

Meeting the Challenge – GM's Approach and Actions

General Motors believes hydrogen powered fuel cells are the most effective long-term response to address the global climate issue in the motor vehicle industry. Fuel cell vehicles fueled by hydrogen are more than twice as energy efficient as internal combustion engines and produce zero emissions – only heat and water leave the tailpipe. With hydrogen produced from renewable sources of energy, fuel-cell vehicles are truly zero-emissions vehicles. However, hydrogen produced from lower carbon feedstocks, such as natural gas, can provide significant reductions in CO2 emissions until the ultimate goal of hydrogen produced from renewable or non-carbon emission sources can be achieved.

General Motors also believes that renewable biofuels, especially ethanol made from cellulose, will have a role in the mid- to long-term future in many regions. Vehicles operating on biofuels have the potential to greatly reduce (though not entirely eliminate) greenhouse gas and other emissions. Furthermore, the vehicle technology is largely developed. General Motors has produced and sold a large number of flexible fuel vehicles in North America that can operate on blends of gasoline and up to 85 percent ethanol (E85). In the warmer climate of Brazil, GM produces vehicles that can operate on 100 percent ethanol (without the cold-start restrictions that E-100 entails).

General Motors envisions a period of transition from the internal combustion engine to the hydrogen fuel cell vehicle and biofuels and is taking actions with our vehicles and our facilities to reduce greenhouse gas emissions. Some of these initiatives include:

- Continuously improving the fuel efficiency of "conventional" internal combustion engines by the application of new innovative technology enhancements, and other continuous improvements. (E.g. gasoline direct injection, displacement on demand engines, lightweight materials for mass reduction, and aerodynamics improvements).
- Offering hybrid propulsion systems for mass transit applications and rolling out a series of hybrid applications to various car, light truck and SUV models.
- Participating in voluntary industry agreements in Europe and Canada to address GHG emissions within appropriate national/regional contexts.
- Identifying and developing commercial hydrogen storage technologies for use on vehicles.
- Participating in the Freedom Cooperative Automotive Research project (FreedomCAR Program), EUCAR and CANCAR initiatives to develop advanced technologies for use in vehicles.
- Collaborating on the development of a hydrogen fuel infrastructure.
- Supporting the development of an ethanol infrastructure and research on production of ethanol from biomass.
- Producing the largest number of flexible fuel vehicles for E85 in North America.
- Partnering with key commercial and government fleets such as FedEx, the U.S. Postal Service and IKEA to put fuel cell technology into pilot commercial use.
- Leveraging our hydrogen fuel cell technology to generate electricity from hydrogen created as a co-product at Dow's operations in Freeport, Texas.
- Reducing energy use (EPA Energy Star Buildings and Equipment) and reducing waste material and increasing recycling (EPA WasteWise Program) in plants around the globe.
- Voluntarily reporting CO2 emissions against a 1990 baseline to the DOE 1605(b).
- Targeting to reduce global CO2 emissions from our facilities by eight percent from 2000 to 2005, with a 12.5 percent reduction achieved through 2004.
- Committing to reduce CO2 emissions from our North American Facilities by 10 percent from 2000-2005 through the EPA's Climate Leaders Program. In fact, GM's North American facilities have reduced their CO2 emissions by more than 11 percent in the past three years, becoming the first partner in the EPA Climate Leaders program to reach our aggressive, voluntary goal two years earlier than planned.
- Financially supporting the preservation and reforestation of rainforests in Brazil.

- Supporting independent climate science research.
- Educating employees and suppliers on climate change, energy and environmental issues and sharing information on how to reduce GHG emissions.